Provident Energy Trust 2006 Year-end and Fourth Quarter Results
Management’s discussion and analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and year ended December 31, 2006 compared to the quarter and year ended December 31, 2005 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to March 7, 2007.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three key business segments: Canadian crude oil and natural gas production (“COGP”), United States crude oil and natural gas production (“USOGP”), and midstream services and marketing (“Midstream”). Provident’s COGP business produces crude oil and natural gas from six core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in Southern California and in Wyoming, U.S.A. The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Forward-looking statements

Certain statements included in this analysis constitute forward-looking statements under applicable securities legislation. These statements relate to future events or Provident’s future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Forward-looking statements or information in this analysis include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. These statements are only predictions. Actual events or results may differ materially. In addition, this analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. In addition to other assumptions identified in this analysis, assumptions in respect of forward-looking statements have been made regarding, among other things:

•	Provident’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve a consistent level of monthly cash distributions;
•	the impact of Canadian governmental regulation on Provident, including the effect of proposed taxation of trust distributions;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after hedging;
•	the level of capital expenditures devoted to development activity rather than exploration;

•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's NGL services, processing and marketing business;
•	the growth opportunities associated with the NGL services, processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's NGL services, processing and marketing business.

Although Provident believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Provident can not guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust, Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this analysis include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of proposed taxation of trust distributions;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership; and
•	third party performance of obligations under contractual arrangements.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this analysis are expressly qualified by this cautionary statement. Subject to Provident’s obligations under applicable securities laws, Provident is not under any duty to update any of the forward-looking statements after the date of this analysis to conform such statements to actual results or to changes in Provident’s expectations.

Consolidated financial highlights

	Three months ended December 31,			Year ended December 31,
Consolidated
($ 000s except per unit data)	2006	2005	% Change	2006	2005	% Change

Revenue (net of royalties and financial derivative instruments)	$548,086	$442,687	24	$2,187,253	$1,360,274	61

Cash flow from COGP operations (1)	$48,574	$51,992	(7)	$185,328	$185,129	-
Cash flow from USOGP operations (1)	13,573	16,014	(15)	62,970	59,821	5
Cash flow from midstream services and marketing (1)	60,532	28,292	114	184,366	66,238	178
Total cash flow from operations (1)	$122,679	$96,298	27	$432,664	$311,188	39
Per weighted average unit – basic (2)	$0.58	$0.57	2	$2.20	$1.95	13
Per weighted average unit – diluted (3)	$0.58	$0.51	14	$2.20	$1.95	13
Declared distributions to unitholders	$75,573	$62,646	21	$283,465	$230,714	23
Per unit (2)	$0.36	$0.36	-	$1.44	$1.44	-
Percent of cash flow from operations paid out as declared distributions	62%	65%	(5)	66%	74%	(12)
Net (loss) income	$(25,501)	$54,501	-	$140,920	$96,926	45
Per weighted average unit – basic (2)	$(0.12)	$0.32	-	$0.72	$0.61	18
Per weighted average unit – diluted (3)	$(0.12)	$0.32	-	$0.72	$0.61	18
Capital expenditures	$60,911	$51,011	19	$190,433	$156,499	22
Midstream NGL acquisition	$(1,264)	$772,303	-	$1,036	$772,303	(100)
Nautilus acquisition	$-	$-	-	$-	$91,420	(100)
Property acquisitions	$8,649	$1,266	583	$480,357	$586	81,872
Property dispositions	$(29)	$461	-	$(1,268)	$45,100	-
Weighted average trust units outstanding (000s)
- Basic(2)	209,826	169,609	24	196,627	159,316	23
- Diluted(3)	210,113	188,036	12	196,914	159,686	23

Consolidated	As at December 31,
($ 000s)	2006	2005	% Change
Capitalization
Long-term debt	$988,785	$884,604	12
Unitholders’ equity	$1,542,974	$1,404,826	10
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Excludes exchangeable shares.
(3) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

Operational highlights

Three months ended December 31,				Year Ended December 31,
Consolidated
	2006	2005	% Change	2006	2005	% Change

Oil and Gas Production
Daily production
Light/medium crude oil (bpd)	13,899	14,051	(1)	14,114	14,979	(6)
Heavy oil (bpd)	1,838	3,195	(42)	2,057	4,358	(53)
Natural gas liquids (bpd)	1,345	1,653	(19)	1,419	1,596	(11)
Natural gas (mcfd)	100,029	73,363	36	84,891	77,095	10
Oil equivalent (boed)(1)	33,753	31,126	8	31,739	33,782	(6)
Average selling price (before realized financial derivative instruments)
Light/medium crude oil ($/bbl)	$54.59	$55.31	(1)	$60.32	$54.69	10
Heavy oil ($/bbl)	$25.82	$28.62	(10)	$36.80	$31.33	17
Corporate oil blend ($/bbl)	$51.23	$50.36	2	$57.33	$49.43	16
Natural gas liquids ($/bbl)	$47.49	$49.44	(4)	$51.98	$49.09	6
Natural gas ($/mcf)	$6.71	$11.44	(41)	$6.66	$8.43	(21)
Oil equivalent ($/boe)(1)	$45.65	$57.50	(21)	$49.35	$49.86	(1)
Field netback (before realized financial derivative instruments) ($/boe)	$23.96	$34.63	(31)	$27.93	$29.97	(7)
Field netback (including realized financial derivative instruments) ($/boe)	$25.58	$28.33	(10)	$28.09	$24.73	14

Midstream services and marketing
Managed NGL volumes (bpd)	145,732	77,100	89	153,020	64,740	136
EBITDA (000s)(2)	$74,422	$29,566	152	$219,631	$70,689	211
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.

Fourth quarter highlights

The fourth quarter highlights section provides commentary on the fourth quarter 2006 results compared to the fourth quarter of 2005. Definitions of terms used in this section, as appropriate, are defined in the year over year section of the Management’s Discussion and Analysis following later in this press release.

Consolidated cash flow from operations before changes in working capital and site restoration expenditures (“Cash Flow”) and cash distributions

Consolidated	Three months ended December 31,
($ 000s, except per unit data)	2006	2005	% Change
Revenue, Cash Flow and Distributions
Revenue (net of royalties and financial derivative instruments)	$548,086	$442,687	24
Cash flow from operations before changes in working capital and site restoration expenditures	$122,679	$96,298	27
Per weighted average unit - basic (1)	$0.58	$0.57	2
Per weighted average unit - diluted (2)	$0.58	$0.51	14
Declared distributions	$75,573	$62,646	21
Per Unit	0.36	0.36	-
Percent of cash flow distributed	62%	65%	(5)
(1) Excludes exchangeable shares.
(2) Includes the dilutive impact of unit options, exchangeable shares and convertible debentures.

Fourth quarter 2006 cash flow was $122.7 million, 27 percent above the $96.3 million of cash flow recorded in the fourth quarter of 2005. COGP 2006 fourth quarter cash flow was $48.6 million, a seven percent decrease from the $52.0 million recorded in the comparable 2005 quarter. The main drivers for the COGP decrease were the lower realized natural gas price due to the decrease in the AECO natural gas index price, and natural production declines in crude oil and liquids. The cash flow decrease was partially offset by the addition of the Rainbow assets acquired on August 31, 2006 which increased overall production compared to the 2005 fourth quarter, as well as the successful drilling programs in Southwest Saskatchewan and activities in West Central and Southern Alberta core areas. The Rainbow assets represent COGP’s new core area, Northwest Alberta. The Midstream business unit added $60.5 million to fourth quarter 2006 cash flow, 114 percent above the $28.3 million recorded in the comparable 2005 quarter. This increase is attributable to the Midstream NGL Acquisition in December of 2005 and the result of increased product margins in fourth quarter 2006 over 2005. Cash flow from operations in USOGP decreased 15 percent to $13.6 million compared to cash flow of $16.0 million in the comparable 2005 quarter. Improved netbacks were more than offset by increases to cash general and administrative expense as well as higher interest expense.

Declared distributions in the fourth quarter of 2006 totaled $75.6 million, 62 percent of cash flow from operations. This compares to $62.6 million of declared distributions in fourth quarter 2005, 65 percent of cash flow from operations.

Net (loss) income

Consolidated	Three months ended December 31,
($ 000s, except per unit data)	2006	2005	% Change

Net (loss) income	$(25,501)	$54,501	-
Per weighted average unit – basic(1)	$(0.12)	$0.32	-
Per weighted average unit – diluted(2)	$(0.12)	$0.32	-
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan, exchangeable shares and convertible debentures.

Net (loss) income for the fourth quarter of 2006 decreased to a loss of $25.5 million compared to $54.5 million of net income in the comparable 2005 quarter. A 36 percent increase in earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) due to the Midstream NGL Acquisition was more than offset by a $56.2 million change in unrealized loss on financial derivative instruments and higher depletion, depreciation and accretion (DD&A) charges as well as higher interest expense, both reflecting the larger asset base and increased capitalization due to the Midstream NGL Acquisition and the Rainbow asset acquisition.

The COGP business segment had a net loss of $8.2 million compared to 2005 fourth quarter net income of $34.9 million. The net loss in the fourth quarter of 2006 was a result of a lower EBITDA reflecting the lower realized natural gas price due to the decrease in the AECO natural gas index price combined with a $24.0 million change in unrealized loss on financial derivative instruments.

The Midstream segment recognized a net loss of $11.0 million in the fourth quarter of 2006, as compared to $24.1 million of net income in the fourth quarter of 2005. Midstream results include EBITDA of $74.4 million in 2006 as compared to $29.6 million in fourth quarter 2005. This significant improvement in EBITDA is attributable to the Midstream NGL acquisition completed in December 2005. This acquisition has extended Provident’s participation in the NGL value chain through increased managed volumes. Midstream EBITDA reflects an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs. The significant improvement in Midstream EBITDA is also the result of an increase in propane plus margins in 2006 over 2005. Offsetting this strong EBITDA are unrealized losses on outstanding financial derivative instruments amounting to $28.7 million for the fourth quarter of 2006 (2005 - $0.9 million gain). Under generally accepted accounting principles, these unrealized “mark-to-market” amounts, which relate to financial instruments with effective periods ranging over the next five years from 2007 through 2011, are required to be recognized in the financial statements of Provident, affecting current period net income (see “Commodity price risk management program”). In addition, higher DD&A charges of $16.6 million compared to $4.2 million in 2005, and significantly higher interest expense of $9.6 million versus $1.1 million in 2005 are the result of a larger asset base and increased capitalization due to the Midstream NGL Acquisition.

USOGP generated a net loss of $6.3 million in the fourth quarter of 2006 with a comparative net loss of $4.5 million for 2005. A five percent decrease in EBITDA, higher DD&A reflecting a fourth quarter adjustment to reserves, and higher non-cash unit based compensation were partially offset by a decrease in future tax expense of $13.9 million in the fourth quarter of 2006, compared to the fourth quarter of 2005.

Reconciliation of non-GAAP measure

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income before taxes and non-controlling interests follows:

Consolidated	Three months ended December 31,
EBITDA Reconciliation
($ 000s)	2006	2005	% Change
EBITDA	$140,919	$103,542	36
Adjusted for:
Interest and non-cash expenses excluding unrealized (loss) gain on financial derivative instruments	(116,392)	(56,828)	105
Unrealized (loss) gain on financial derivative instruments	(24,293)	31,943	-
Income before taxes and non-controlling interests	$234	$78,657	(100)

Taxes

Consolidated	Three months ended December 31,
($ 000s)	2006	2005	% Change
Capital taxes	$452	$1,103	(59)
Current and withholding tax expense (recovery)	1,433	(1,296)	-
Future income tax expense	21,253	23,327	(9)
	$23,138	$23,134	-

Capital taxes in the fourth quarter totaled $0.5 million, a decrease of $0.6 million from the $1.1 million recorded in the fourth quarter of 2005. The decrease reflects an adjustment for the legislated phase-out of the large corporations tax, netted against the increase in the Saskatchewan resource surcharge that is sensitive to crude oil prices.

The current and withholding tax expense is $1.4 million in the fourth quarter of 2006 with a comparative recovery of $1.3 million in the fourth quarter of 2005. These taxes arise from Provident’s U.S. based operations and reflect an increase in 2006 income subject to tax, primarily in U.S. Midstream operations.

The 2006 fourth quarter future tax expense of $21.3 million compares to an expense of $23.3 million in the fourth quarter of 2005. The future tax expense in the fourth quarter of 2006 resulted from utilizing tax pools in both Canada and the U.S.A., reflecting the increased 2006 income subject to tax, primarily in Midstream operations.

Interest expense

Consolidated		Three months ended December 31,
($ 000s)	2006	2005	% Change

Interest on bank debt	$11,162	$4,100	172
Interest on convertible debentures	5,146	3,651	41
Total cash interest	$16,308	$7,751	110
Non-cash accretion expense - convertible debentures	654	(752)	-
Total interest including accretion on convertible debentures	$16,962	$6,999	142

Cash interest expense increased for the quarter as compared to the same quarter in 2005 due to the increase in the overall size of Provident, with commensurate increases in debt levels. Increased debt levels are a direct result of the Midstream NGL acquisition in late 2005 and the third quarter 2006 Rainbow asset acquisition.

Commodity price risk management program

The Trust continues to execute a commodity price risk management program that is designed to limit the Trust’s exposure to fluctuations in commodity prices and to protect monthly cash distributions and support the Trust’s capital program. Our risk management strategy uses structures that provide a floor price while allowing upside participation in a rising commodity price market.

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions to counterparties within approved credit limits.

In the Midstream business, production margins are impacted by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate. Financial market liquidity may not provide sufficient or adequate opportunity to directly hedge propane, butane and condensate prices over the longer term. Prices for propane, butane and condensate historically have correlated with prices for crude oil. As a consequence, Provident has entered into natural gas and crude oil financial derivative contracts through 2011 in order to protect production margins in the Midstream business. Short term financial derivative instruments directly fixing propane and butane prices have also been executed.

Activity in the Fourth Quarter:

COGP
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2007	Crude Oil	750	Bpd	Participating Swap US $60.00 per bbl (62% above the floor price)	January 1 - December 31
		750	Bpd	Puts US $60.00 per bbl	January 1 - December 31
	Natural Gas	2,000	Gjpd	Participating Swap Cdn $7.00 per gj (max to 78% above the floor price)	January 1 - March 31
		1,500	Gjpd	Participating Swap Cdn $7.00 per gj (max to 80% above the floor price)	January 1 - March 31, November 1 - December 31
		3,000	Gjpd	Participating Swap Cdn $6.33 per gj (max to 100% above the floor price)	April 1 - October 31
		3,000	Gjpd	Participating Swap Cdn $6.33 per gj (max to 90% above the floor price)	April 1 - October 31
		6,000	Gjpd	Participating Swap Cdn $6.30 per gj (max to 95% above the floor price)	April 1 - October 31
		1,000	Gjpd	Participating Swap Cdn $6.00 per gj (max to 66% above the floor price)	April 1 - October 31
		2,000	Gjpd	Participating Swap Cdn $6.13 per gj (max to 68% above the floor price)	April 1 - October 31
		5,000	Gjpd	Puts Cdn $6.85 per gj	January 1 - December 31
		9,500	Gjpd	Puts Cdn $6.89 per gj	January 1 - March 31, November 1 - December 31
		4,000	Gjpd	Puts Cdn $6.75 per gj	November 1 - December 31

USOGP
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2007	Crude Oil	250	Bpd	US $60.00 per bbl	January 1 - December 31
		250	Bpd	Participating Swap US $55.00 per bbl (max to 84% above the floor price)	January 1 - December 31

2008	Crude Oil	2,500	Bpd	Participating Swap US $60.00 per bbl (max to 53.3% above the floor price)	July 1 - September 31
		2,000	Bpd	Participating Swap US $60.00 per bbl (avg of 59% above the floor price)	October 1 - December 31

2009	Crude Oil	2,000	Bpd	Participating Swap US $60.00 per bbl (max to 59% above the floor price)	January 1 - September 30

MIDSTREAM
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2007	Crude Oil	500	Bpd	Cdn $74.65 per bbl	April 1 - December 31
		1,750	Bpd	Cdn $73.37 per bbl	January 1 - December 31
		(6,456)	Bpd	US $63.76 per bbl (4)	January 1 - March 31
		(584)	Bpd	Cdn $70.91 per bbl (4)	January 1 - March 31
	Natural Gas	3,000	Gjpd	Cdn $8.28 per gj	January 1 - January 31
		(3,201)	Gjpd	Cdn $7.70 per gj	January 1 - March 31
		(2,869)	Gjpd	Cdn $7.84 per gj	April 1 - December 31
		(9,812)	Gjpd	Cdn $7.65 per gj	January 1 - December 31
	Propane	8,143	Bpd	US $0.9648 per gallon (4) (6)	January 1 - March 31
		806	Bpd	US $0.965 per gallon (6) (8)	January 1 - February 28
		1,666	Bpd	US $0.9668 per gallon (6) (8)	January 1 - March 31
	Normal Butane	746	Bpd	US $1.1044 per gallon (4) (7)	January 1 - March 31
	Foreign Exhange			Sell US $912,500 per month @ 1.1491 (5)	January 1 - December 31

2008	Crude Oil	500	Bpd	Costless Collar US $64.00 floor, US $74.50 ceiling	January 1 - September 30
		750	Bpd	Cdn $77.55 per bbl	January 1 - June 30
		1,045	Bpd	Cdn $75.31 per bbl	July 1 - December 31
		1,750	Bpd	Cdn $75.18 per bbl	January 1 - December 31
	Natural Gas	(10,000)	Gjpd	Cdn $7.96 per gj	January 1 - December 31
		(4,443)	Gjpd	Cdn $8.11 per gj	January 1 - June 30
		(2,965)	Gjpd	Cdn $7.94 per gj	January 1 - September 30
		(5,808)	Gjpd	Cdn $7.87 per gj	July 1 - December 31
	Foreign Exchange			Sell US $974,222 per month @ 1.1255 (5)	January 1 - September 30

2009	Crude Oil	250	Bpd	Cdn $77.37 per bbl	January 1 - March 31
		500	Bpd	Cdn $77.42 per bbl	January 1 - June 30
		500	Bpd	Cdn $75.10 per bbl	July 1 - December 31
		250	Bpd	Cdn $76.70 per bbl	July 1 - September 30
		500	Bpd	Cdn $72.46 per bbl	January 1 - December 31
	Natural Gas	(2,962)	Gjpd	Cdn $8.10 per gj	January 1 - June 30
		(1,481)	Gjpd	Cdn $8.74 per gj	January 1 - March 31
		(2,700)	Gjpd	Cdn $7.64 per gj	January 1 - December 31
		(1,481)	Gjpd	Cdn $7.59 per gj	July 1 - September 30
		(2,776)	Gjpd	Cdn $7.75 per gj	July 1 - December 31

MIDSTREAM, continued
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2010	Crude Oil	500	Bpd	Cdn $71.07 per bbl	January 1 - December 31
	Natural Gas	(2,700)	Gjpd	Cdn $7.35 per gj	January 1 - December 31

2011	Crude Oil	250	Bpd	Cdn $66.95 per bbl	January 1 - June 30
		885	Bpd	Cdn $70.99 per bbl	January 1 - September 30
		250	Bpd	Cdn $73.35 per bbl	January 1 - October 31
		250	Bpd	Cdn $72.75 per bbl	January 1 - November 30
		250	Bpd	Costless Collar US $60.00 floor, US $68.10 ceiling	July 1 - September 30
		250	Bpd	Costless Collar US $60.00 floor, US $67.30 ceiling	July 1 - September 30
		500	Bpd	Costless Collar US $56.00 floor, US $75.25 ceiling	July 1 - September 30
		500	Bpd	Costless Collar US $58.00 floor, US $76.20 ceiling	July 1 - September 30
		500	Bpd	Costless Collar US $60.00 floor, US $71.60 ceiling	July 1 - September 30
	Natural Gas	(1,410)	Gjpd	Cdn $7.12 per gj	January 1 - June 30
		(13,269)	Gjpd	Cdn $6.72 per gj	July 1 - September 30
		(4,955)	Gjpd	Cdn $7.02 per gj	January 1 - September 30
		(1,481)	Gjpd	Cdn $7.25 per gj	January 1 - October 31
		(1,481)	Gjpd	Cdn $7.24 per gj	January 1 - November 30
	Foreign Exchange			Sell US $717,600 per month @ 1.0931 (5)	July 1 - September 30

(1) The above table represents a number of transactions entered into over an extended period of time.
(2) Natural gas contracts settle against AECO monthly index.
(3) Crude oil contracts settle against NYMEX (New York Mercantile Exchange) WTI (West Texas Intermediate) calendar average.
(4) Conversion of Crude Oil BTU (British Thermal Unit) hedges to Propane
(5) US dollar hedge contracts settled against Bank of Canada noon rate average.
(6) Propane contracts are settled against Belvieu C3 TET (Texas Eastern Transmission)
(7) Normal Butane contracts are settled against Belvieu NC4 NON-TET
(8) Midstream Inventory Hedges

Settlement of commodity contracts

The following is a summary of the net cash flow to settle Commodity contracts during the fourth quarter of 2006. For comparative purposes, the 2005 amounts are also summarized.

a) Crude oil

For the quarter ending December 31, 2006, Provident received $1.3 million (2005 - $16.5 million paid) to settle various oil market based contracts on an aggregate volume of 0.7 million barrels (2005 - 0.6 million barrels). As at December 31, 2006 the estimated value of contracts in place if settled at December 31 market prices would have resulted in an opportunity gain of $7.2 million (2005 - $7.1 million opportunity cost).

b) Natural Gas

For the quarter ending December 31, 2006, Provident received $3.7 million (2005 - $4.1 million paid) to settle various natural gas market based contracts on an aggregate volume of 3.7 million gj’s (2005 - 1.5 million gj’s). As at December 31, 2006 the estimated value of contracts in place if settled at December 31 market prices would have resulted in an opportunity gain of $8.6 million (2005 - $6.5 million opportunity cost).

c) Midstream

For the quarter ending December 31, 2006 Provident received $5.4 million (2005 - $1.7 million paid) on midstream margin hedging activities. As at December 31, 2006 the estimated value of contracts in place settled at December 31 market prices would have resulted in an opportunity cost of $68.8 million (2005 - $0.4 million). This value represents our five year hedging plan for Midstream executed in 2006.

d) Foreign exchange contracts

As at December 31, 2006 the estimated value of contracts in place settled at December 31 foreign exchange rates would have resulted in an opportunity gain of $0.1 million (2005 - $0.1 million opportunity cost). The foreign exchange gains have been included as a component of foreign exchange gain and other and allocated to their respective business segments.

Provident’s Commodity Price Risk Management activities are also discussed in the year over year section of Management’s Discussion and Analysis and in Note 14 to the consolidated financial statements.

COGP segment review

Crude oil price and liquids

COGP	Three months ended December 31,
($ per bbl)	2006	2005	% Change
Oil per barrel
WTI (US$)	$60.21	$60.02	-
Exchange rate (from US$ to Cdn$)	1.14	1.17	(3)
WTI expressed in Cdn$	$68.64	$70.22	(2)

Realized pricing before financial derivative instruments
Light/Medium oil	$51.93	$52.28	(1)
Heavy oil	$25.82	$28.62	(10)
Natural gas liquids	$47.46	$49.62	(4)
Crude oil and natural gas liquids	$46.39	$45.44	2

The above prices are net of transportation expense.

In the fourth quarter of 2006 COGP’s realized oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by two percent to $46.39 per barrel compared to $45.44 per barrel in the fourth quarter of 2005. The 2006 increase in total liquids mix was related to lower conventional heavy oil volumes as a percentage of the total mix, resulting in a higher proportion of production from light/medium oil, which has a higher average price than heavy oil. This was partially offset by a stronger Canadian dollar and wider differentials on heavy oil pricing relative to WTI.

Natural gas price

COGP
Three months ended December 31,
($ per mcf)	2006	2005	% Change

AECO monthly index (Cdn$) per mcf	$6.36	$11.67	(46)
Corporate natural gas price per mcf before financial derivative instruments (Cdn$)	$6.73	$11.40	(41)

The above prices are net of transportation expense.

COGP’s fourth quarter 2006 realized natural gas price, prior to the impact of financial derivative instruments, decreased 41 percent as compared to the fourth quarter of 2005, less than the decrease in the benchmark AECO index price of 46 percent. Provident’s gas portfolio includes aggregator contracts sold on a term basis that can differ from the benchmark price and sells to the spot market on monthly or daily indices and receives prices which take into account heat content. Provident’s realized prices and changes in prices can therefore differ from benchmark indices.

Production

	Three months ended December 31,
COGP
	2006	2005	% Change
Daily production
Crude oil - Light/Medium (bpd)	6,569	6,866	(4)
- Heavy (bpd)	1,838	3,195	(42)
Natural gas liquids (bpd)	1,331	1,617	(18)
Natural gas (mcfd)	97,489	71,168	37
Oil equivalent (boed) (1)	25,986	23,539	10
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production increased 10 percent to 25,986 boed during the fourth quarter of 2006 as compared to 23,539 boed in 2005. The increase was primarily a result of the additional production from the Rainbow assets acquired on August 31, 2006 and the successful drilling programs in Southwest Saskatchewan and activities in West Central and Southern Alberta core areas. Plant restrictions and down time due to cold weather at Northwest Alberta’s Rainbow and Pouce Coupe fields resulted in 550 boed less production than expected in the fourth quarter of 2006. The overall increase in production was partially offset by the natural production declines including higher declines in heavy oil partially offset by drilling and optimization activities. Provident’s production risk is mitigated by not having any single property providing greater than 10 percent of its total production.

Production for the fourth quarter of 2006 was weighted 63 percent natural gas, 30 percent medium/light crude oil and natural gas liquids and seven percent heavy oil. This compared to fourth quarter 2005 production weighted 50 percent natural gas, 36 percent medium/light oil and natural gas liquids and 14 percent heavy oil. Quarter-over-quarter, the change in mix reflected the Rainbow assets acquired on August 31, 2006 which was primarily natural gas production, increased capital spending on natural gas opportunities and natural production declines in the heavy oil areas.

COGP’s production summarized by core areas is as follows:

COGP
Three months ended December 31, 2006	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,051	2,172	149	1,602	318	1,245	32	6,569
- Heavy (bpd)	-	-	-	-	-	1,838	-	1,838
Natural gas liquids (bpd)	1,111	101	94	-	-	22	3	1,331
Natural gas (mcfd)	32,913	22,494	26,928	152	13,364	1,347	291	97,489
Oil equivalent (boed) (1)	7,648	6,022	4,731	1,627	2,545	3,330	83	25,986

COGP
Three months ended December 31, 2005	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,057	2,541	-	1,726	337	1,204	1	6,866
- Heavy (bpd)	-	-	-	-	-	3,195	-	3,195
Natural gas liquids (bpd)	1,418	179	-	-	1	19	-	1,617
Natural gas (mcfd)	38,343	22,722	-	196	8,916	978	13	71,168
Oil equivalent (boed) (1)	8,865	6,507	-	1,759	1,824	4,581	3	23,539
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Internal development activities included 22.0 net wells drilled during the quarter ended December 31, 2006 with a 100 percent success rate as Provident continues with the expanded drilling program announced with the second quarter results. Provident’s most active area in fourth quarter 2006 was southern Saskatchewan, where 12.0 net wells were drilled and focused on the shallow gas drilling program. Southern Alberta continued with its shallow gas drilling resulting in 2.1 net wells drilled. Production results to date have been strong in southern Alberta and Saskatchewan, exceeding internal expectations. Provident expects the production from the above net drills to be placed on production during the first and second quarters of 2007. Northwest Alberta’s activities continued to focus on preparation for the winter drilling program and also drilled 5.4 net wells in 2006. Northwest Alberta was ahead of its planned winter drilling schedule due to effective planning and execution of the drilling program and favourable weather conditions. In Lloydminster, Provident is working to enhance the area cost structure through production optimization and increased water disposal capacity. In west central Alberta, Provident continues with its strategy of farming out high risk exploration land to enhance cash flow and drilled 2.3 net wells in low risk areas. The production in west central Alberta requires relatively less capital to manage its decline. In the majority of Provident’s operated fields, fewer weather-related disruptions were experienced than historically.

Revenue and royalties

COGP	Three months ended December 31,
($ 000s except per boe and mcf data)	2006	2005	% Change

Oil
Revenue	$35,754	$41,440	(14)
Realized loss on financial derivative instruments	(653)	(11,651)	(94)
Royalties (net of ARTC)	(6,651)	(8,969)	(26)
Net revenue	$28,450	$20,820	37
Net revenue (per barrel)	$36.78	$22.49	64
Royalties as a percentage of revenue	18.6%	21.6%

Natural gas
Revenue	$60,337	$74,623	(19)
Realized gain (loss) on financial derivative instruments	3,802	(1,521)	-
Royalties (net of ARTC)	(11,680)	(15,503)	(25)
Net revenue	$52,459	$57,599	(9)
Net revenue (per mcf)	$5.85	$8.80	(34)
Royalties as a percentage of revenue	19.4%	20.8%

Natural gas liquids
Revenue	$5,811	$7,382	(21)
Royalties	(1,229)	(2,013)	(39)
Net revenue	$4,582	$5,369	(15)
Net revenue (per barrel)	$37.42	$36.09	4
Royalties as a percentage of revenue	21.1%	27.3%

Total
Revenue	$101,902	$123,445	(17)
Realized gain (loss) on financial derivative instruments	3,149	(13,172)	-
Royalties (net of ARTC)	(19,560)	(26,485)	(26)
Net revenue	$85,491	$83,788	2
Net revenue per boe	$35.76	$38.69	(8)
Royalties as a percentage of revenue	19.2%	21.5%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expense.

Quarter over quarter, 2006 COGP production revenue was $101.9 million, a decrease of 17 percent from $123.4 million in 2005. The decrease in revenue is a result of a 41 percent decrease in Provident’s realized natural gas price due to the decrease in the AECO natural gas index price offset by higher overall production resulting from the addition of the Rainbow assets acquired on August 31, 2006. Total royalties as a percentage of revenue decreased to 19.2 percent primarily due to a reduction in rates from capital spending incentives. The preceding factors, as well as the change in realized gain of financial derivative instruments account for net revenue of $85.5 million in the fourth quarter of 2006, two percent above the $83.8 million recorded in the fourth quarter of 2005. Net revenue per boe in the fourth quarter of 2006 was $35.76 per boe, a decrease of eight percent from $38.69 per boe in the fourth quarter of 2005. The per boe decrease was a result of the preceding factors.

Production expenses

COGP	Three months ended December 31,
($ 000s, except per boe data)	2006	2005	% Change

Production expenses	$28,302	$23,437	21
Production expenses (per boe)	$11.84	$10.82	9

Fourth quarter 2006 production expenses increased 21 percent to $28.3 million from $23.4 million in the comparable 2005 quarter due to increased production volumes primarily as a result of the Rainbow acquisition. However, on a boe basis quarter over quarter production expenses have increased by nine percent to $11.84 per boe from $10.82 per boe in the comparable 2005 quarter. Cost increases included higher than expected costs for electricity and adjustments related to prior periods by operators on non-operated properties. In addition, costs have increased in fuel, chemicals, well servicing, maintenance and fluid hauling to reflect higher commodities prices and labour costs.

Operating netback

COGP	Three months ended December 31,
($ per boe)	2006	2005	% Change
Netback per boe
Gross production revenue	$42.62	$57.00	(25)
Royalties (net of ARTC)	(8.18)	(12.23)	(33)
Operating costs	(11.84)	(10.82)	9
Field operating netback	$22.60	$33.95	(33)
Realized gain (loss) on financial derivative instruments	1.32	(6.08)	-
Operating netback after realized financial derivative instruments	$23.92	$27.87	(14)

COGP operating netbacks have transportation expense netted against gross production revenue.

The fourth quarter 2006 field operating netback of $22.60 per boe was 33 percent below the $33.95 per boe in the comparable quarter in 2005. The field operating netback reflects COGP’s lower realized price for natural gas and increased operating costs combined with a shift in COGP’s production mix to include more natural gas. Royalties, which are price sensitive, decreased by 33 percent on a boe basis reflecting the lower prices, prior to the impact of hedging. The fourth quarter 2006 operating netback after financial derivative instruments decreased by 14 percent to $23.92 from $27.87 reflecting the preceding factors as well as the 2006 fourth quarter gains on financial derivative instruments of $1.32 per boe compared to a loss of $6.08 per boe in the comparable quarter in 2005.

General and administrative

COGP	Three months ended December 31,

($ 000s, except per boe data)	2006	2005	% Change

Cash general and administrative	$6,410	$3,727	72
Non-cash unit based compensation	1,182	1,885	(37)
	$7,592	$5,612	35

Cash general and administrative (per boe)	$2.68	$1.72	56

Cash general and administrative expenses for COGP in the fourth quarter increased 72 percent to $6.4 million from $3.7 million recorded in the 2005 comparable quarter. On a boe basis the cash general and administrative expenses recorded in fourth quarter 2006 increased 56 percent to $2.68 from $1.72 in the fourth quarter of 2005. The increase in cash general and administrative expenses reflects additional costs associated with a more competitive landscape affecting the cost of hiring and compensating employees and consultants, as well as increases in rent, insurance and compliance and reporting costs, including costs relating to implementation of procedures and documentation in connection with the U.S. Sarbanes-Oxley Act.

COGP operations are capable of absorbing additional production, particularly in existing core areas, with little impact on cash general and administrative expenses.

Capital expenditures

COGP	Three months ended December 31,
($ 000s)	2006	2005
Capital expenditures - by area
West central Alberta	$3,968	$2,282
Southern Alberta	3,000	4,977
Northwest Alberta	4,598	-
Southeast Saskatchewan	384	1,006
Southwest Saskatchewan	4,006	10,925
Lloydminster	1,738	2,497
Office and other	581	(13)
Total additions	$18,275	$21,674

Capital expenditures - by category
Geological, geophysical and land	$1,067	$141
Drilling, recompletions, and workovers	14,988	12,006
Facilities and equipment	1,365	9,449
Other capital	855	78
Total additions	$18,275	$21,674

Property acquisitions	$8,649	$1,266
Property dispositions	$(29)	$461

In the fourth quarter of 2006, Provident’s COGP business unit spent $18.3 million on capital expenditures. COGP spent $4.6 million in the new area, Northwest Alberta, primarily on drilling activities associated with the winter drilling program which was ahead of schedule due to favourable weather conditions and advanced planning. In the Southeast and Southwest Saskatchewan core areas $4.4 million was spent primarily on shallow gas drilling. Facility work ($0.3 million) in the area focused on infrastructure to tie-in future shallow gas production in Southwest Saskatchewan. In Southern Alberta $3.0 million was spent on drilling activities and recompletions ($2.3 million) and mineral rights acquisitions ($0.6 million). In West central Alberta $4.0 million was spent largely on non-operated drilling ($2.6 million) and facility work ($0.8 million). In the Lloydminster core area $1.7 million was spent primarily on drilling and recompletion activities.

In the fourth quarter of 2006, COGP also spent $8.6 million on property acquisitions primarily on acquiring additional working interests in Northwest Alberta ($6.7 million) and in Southern Alberta ($1.7 million).

Provident’s COGP business unit spent $21.7 million in the fourth quarter of 2005 on various drilling, re-completing, optimization and facility projects.

Depletion, depreciation and accretion (DD&A)

COGP	Three months ended December 31,
($ 000s, except per boe data)	2006	2005	% Change

DD&A	$58,617	$33,809	73
DD&A (per boe)	$24.52	$15.61	57

The COGP DD&A rate of $24.52 per boe for the fourth quarter of 2006 increased by 57 percent compared to $15.61 per boe for the fourth quarter of 2005. The increase was primarily as a result of the Rainbow asset acquisition. Additions to property, plant and equipment of $660.4 million for the acquisition include $185.7 million due to the recording of future income taxes. This, combined with higher net per boe reserve acquisition costs, resulted in increased per boe DD&A.

Accretion expense associated with asset retirement obligations was $0.5 million in the fourth quarter of 2006 compared to $0.5 million in the fourth quarter of 2005.

USOGP Segment Review

The USOGP business unit incorporates activities from certain Provident subsidiaries comprising an oil and gas exploitation and production organization based in Los Angeles, California.

In the fourth quarter of 2006, Provident, through its USOGP subsidiaries, completed its initial public offering (“IPO”) of 6.9 million units at U.S. $18.50 per unit of BreitBurn Energy Partners, L.P. (the “MLP”). This master limited partnership (NASDAQ-BBEP) is a U.S. public, tax flow-through entity similar to Canadian royalty and income trusts such as Provident. Selected producing assets in the Los Angeles basin in California and in Wyoming were transferred to the MLP. The MLP operates approximately two-thirds of existing USOGP production and approximately one-half of USOGP reserves. The previously existing subsidiary (“BreitBurn”) continues to operate some Los Angeles basin assets at West Pico and the Orcutt field (which is the site of the steam-assisted diatomite pilot project). At December 31, 2006 the Trust indirectly owns approximately 66 percent of the MLP and 96 percent of BreitBurn. The MLP and BreitBurn continue to be managed by the management team which operated the USOGP business unit prior to the IPO. The USOGP segment includes the consolidated results of the MLP and BreitBurn. Non-controlling interests include the public ownership in the MLP, the ownership interests of the managers in the MLP and BreitBurn, as well as third party investment in USOGP’s land development project which commenced in the second quarter of 2006.

USOGP Pricing

	Three month ended December 31,
USOGP	2006	2005	% Change
Realized pricing before financial derivative instruments
Light/medium crude oil and natural gas liquids (Cdn$ per bbl)	$56.96	$58.11	(2)
Natural gas (Cdn$ per mcf)	$5.87	$12.97	(55)

The majority of USOGP oil production is light, sweet crude that attracts smaller differentials to benchmark prices relative to heavier blends. Realized crude oil and natural gas liquids pricing before financial derivative instruments in the fourth quarter of 2006 was comparable with the fourth quarter of 2005. WTI in the fourth quarter of 2006 was U.S. $60.21 compared to U.S. $60.02 in the fourth quarter of 2005. Oil production from the Wyoming properties is a heavier blend of crude oil that attracts wider differentials from WTI pricing. Production from Wyoming properties represents approximately 32 percent of fourth quarter 2006 production.

Realized natural gas pricing saw a 55 percent decrease to $5.87 per mcf in the fourth quarter of 2006 when compared to the fourth quarter of 2005. Natural gas represents approximately five percent of total boe production of USOGP.

Production

	Three months ended December 31,
USOGP	2006	2005	% Change

Daily production - by product
Crude oil - Light/Medium (bpd)	7,330	7,185	2
Natural gas liquids (bpd)	14	36	(61)
Natural gas (mcfd)	2,540	2,195	16
Oil equivalent (boed) (1)	7,767	7,587	2
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

	Three months ended December 31,
USOGP	2006	2005	% Change

Daily Production - by area (boed) (1)
Los Angeles	3,772	3,974	(5)
Santa Maria - Orcutt	1,528	1,356	13
Wyoming	2,467	2,257	9
	7,767	7,587	2
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production increased 180 boe per day or two percent in the fourth quarter of 2006 when compared to the fourth quarter of 2005. The increase is primarily attributable to successful optimization and drilling projects partially offset by the low natural declines that reflect the long life nature of these assets.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($0.2 million in 2006 and $0.3 million in 2005) on behalf of third parties.

USOGP	Three months ended December 31,

($ 000s, except per boe and mcf amounts)	2006	2005	% Change

Oil
Revenue	$38,546	$38,583	-
Realized gain (loss) on financial derivative instruments	1,892	(4,875)	-
Royalties	(3,771)	(3,703)	2
Net revenue	$36,667	$30,005	22
Net revenue (per bbl)	$54.37	$45.39	20
Royalties as a percentage of revenue	9.8%	9.6%

Natural gas
Revenue	$1,373	$2,620	(48)
Royalties	(184)	(370)	(50)
Net revenue	$1,189	$2,250	(47)
Net revenue (per mcf)	$5.09	$11.14	(54)
Royalties as a percentage of revenue	13.4%	14.1%

Natural gas liquids
Revenue	$64	$135	(53)
Royalties	(2)	(3)	(33)
Net revenue	$62	$132	(53)
Net revenue (per bbl)	$48.14	$40.06	20
Royalties as a percentage of revenue	3.1%	2.1%

Total
Revenue	$39,983	$41,338	(3)
Realized gain (loss) on financial derivative instruments	1,892	(4,875)	-
Royalties	(3,957)	(4,076)	(3)
Net revenue	$37,918	$32,387	17
Net revenue (per boe)	$53.06	$46.40	14
Royalties as a percentage of revenue	9.9%	9.9%

Total production revenue for the fourth quarter of 2006 was $40.0 million or three percent lower than the $41.3 million of revenue in the fourth quarter of 2005. The decrease was primarily driven by lower realized natural gas prices in the fourth quarter of 2006 when compared to the fourth quarter of 2005. Total net revenue increased $5.5 million or 17 percent in the fourth quarter of 2006 compared to the fourth quarter of 2005 primarily driven by a $6.8 million positive change in realized gains on financial derivative instruments.

Production expenses

USOGP	Three months ended December 31,
($ 000s, except per boe amounts)	2006	2005	% Change
Production expenses	$15,534	$11,510	35
Production expenses (per boe)	$21.74	$16.49	32

Production expenses increased 35 percent to $15.5 million in the fourth quarter of 2006 compared to $11.5 million for the comparable quarter in 2005. Operating costs per boe have increased 32 percent to $21.74 in the fourth quarter of 2006 from $16.49 in the comparable quarter in 2005. This change reflects both the increase in utilities and other costs and services driven by the high commodity price environment as well as higher operating cost crude oil wells that were returned to production to take advantage of high crude oil prices.

Operating netback

USOGP	Three months ended December 31,
($ per boe)	2006	2005	% Change
Netback per boe
Gross production revenue	$55.95	$59.22	(6)
Royalties	(5.54)	(5.84)	(5)
Operating costs	(21.74)	(16.49)	32
Field Operating Netback	$28.67	$36.89	(22)
Realized gain (loss) on financial derivative instruments	2.65	(6.98)	-
Operating netback after realized financial derivative instruments	$31.32	$29.91	5

The fourth quarter 2006 field operating netback of $28.67 per boe was 22 percent below the $36.89 per boe in the comparable quarter of 2005. The reduction reflects lower realized natural gas prices and increased operating costs. The fourth quarter 2006 operating netback after realized financial derivative instruments of $31.32 per boe is five percent higher than the $29.91 per boe for the fourth quarter of 2005 reflecting the preceding factors offset by realized gains on financial derivative instruments.

General and administrative

USOGP	Three months ended December 31,
($ 000s, except per boe amounts)	2006	2005	% Change
Cash general and administrative	$6,839	$4,525	51
Non-cash unit based compensation	7,800	2,000	290
	$14,639	$6,525	124
Cash general and administrative (per boe)	$9.57	$6.48	48

Cash general and administrative expenses in the fourth quarter of $6.8 million or $9.57 per boe is 51 percent higher than the fourth quarter of 2005. The increase is due to increased costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U.S. Sarbanes-Oxley Act), increased corporate general and administrative allocations to USOGP operations and increased staffing levels, as well as legal and consulting costs in connection with the initial public offering of the MLP.

Non-cash unit based compensation expense was $7.8 million in the fourth quarter of 2006 compared to $2.0 million in the fourth quarter of 2005. The increase in incentive plan costs is primarily driven by the initial public offering of the MLP completed in the fourth quarter of 2006.

Capital expenditures

USOGP	Three months ended December 31,
($ 000s)	2006	2005

Capital expenditures - by category
Geological, geophysical and land	$104	$409
Drilling, recompletions, and workovers	6,796	5,169
Facilities and equipment	5,365	5,802
Other capital	2,049	144
Total additions	$14,314	$11,524

Capital expenditures - by area (boed)
Los Angeles	2,631	6,125
Santa Maria - Orcutt	7,378	2,122
Wyoming	2,157	2,718
Other capital	2,148	559
	14,314	11,524

Property acquisitions	$-	$-
Property dispositions	$-	$-

USOGP capital expenditures for the fourth quarter of 2006 totaled $14.3 million. Of this total, $9.1 million was directed at drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. $2.2 million was directed at drilling and optimization work in Wyoming. $1.3 million was directed at optimization projects at smaller fields as well as head office related capital expenditures and $1.7 million was directed at a real estate development project initiated in the second quarter.

Depletion, depreciation and accretion (DD&A)

USOGP	Three months ended December 31,
($ 000s, except per boe amounts)	2006	2005	% Change

DD&A	$9,269	$6,622	40
DD&A (per boe)	$12.97	$9.49	37

The USOGP’s DD&A rate is low due to the long-lived nature of the assets.

On a per boe basis the DD&A rate is up $3.48 or 37 percent from the fourth quarter of 2005. This is primarily associated with a year-end depletion rate adjustment reflecting 2006 capital expenditures as well as changes in reserves.

Midstream services and marketing business segment review

Midstream NGL acquisition

The $773 million Midstream NGL Acquisition, which closed on December 13, 2005, included NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, and contracts including marketing, supply and transportation arrangements, and NGL marketing infrastructure. This acquisition has extended Provident’s involvement in the NGL value chain. Results in 2005 included NGL fee for service, fixed margin extraction, equity margin on marketed NGLs, and margin on crude oil marketing contracts. The crude oil marketing contracts were disposed in May 2005, thus 2006 results include an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs.

Operations - managed NGL volumes

Provident managed 145,732 bpd over the fourth quarter of 2006, an 89 percent increase over the 77,100 bpd managed in the fourth quarter of 2005. Managed volumes are NGL products that have been purchased or received for further processing and/or sale. The significant increase in 2006 is a result of the Midstream NGL Acquisition.

Revenues

For the fourth quarter of 2006 product sales and services revenues were $441.8 million (2005 - $295.6 million). Revenue figures are after elimination of intersegment transactions. The significant increase in revenue over 2005 is a result of the Midstream NGL Acquisition, and the commissioning of the condensate loading and terminalling facilities in the second quarter of 2006. Product sales relate to the marketing of NGLs and transportation and fractionation contracts (T&F), while service revenue relates to fees earned through NGL processing, marketing, storage and distribution. The majority of NGL revenues are earned pursuant to both long-term contracts and annual evergreen purchase and sales commitments.

In addition to the increased product sales and service revenue, Midstream revenue was increased by $5.4 million in the fourth quarter of 2006 (2005 - $2.6 million loss) due to realized gains on financial derivative instruments. Midstream enters into derivative contracts to assist with margin stabilization on marketed products.

Expenses

The cost of goods sold (COGS) was $360.0 million for the fourth quarter of 2006 (2005 - $245.0 million). Cost of goods sold relates to NGL product sales revenue included in product sales and services revenue. COGS include all costs incurred in the production and purchase of NGL specification product for sale. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments. The significant increase in COGS over 2005 is a result of the Midstream NGL Acquisition which has resulted in an increased level of activity.

Operating and maintenance expenses were $3.1 million for the fourth quarter of 2006 (2005 - $11.7 million). Fourth quarter 2006 costs include operating costs incurred to process NGLs, and to provide T&F and storage and distribution services to third parties. In prior quarters, operating costs also included costs incurred at the Younger and Redwater facilities for Provident’s own production. These costs are now included in the determination of inventory and cost of goods sold, reflecting the integration of operations after the Midstream NGL Acquisition.

General and administrative expenses were $10.5 million for the fourth quarter of 2006 (2005 - $6.8 million) representing increased costs for compliance activities including costs related to implementation of procedures and documentation in connection with the U.S. Sarbanes-Oxley Act and an increased number of employees since the Midstream NGL Acquisition. Interest expense for the fourth quarter of 2006 was $9.6 million (2005 - $1.1 million) reflecting an increase in capitalization associated with the Midstream NGL Acquisition. Depreciation expense was $16.6 million for the three months ended December 31, 2006 (2005 - $4.2 million) reflecting the larger asset base acquired through the Midstream NGL Acquisition and a $5.8 million impairment write down of capitalized inventory.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and cash flow from operations

Fourth quarter 2006 EBITDA of $74.4 million increased $44.8 million or 152 percent from $29.6 million in the fourth quarter of 2005. Cash flow for the fourth quarter of 2006 was $60.5 million, an increase of $32.2 million or 114 percent above the $28.3 million for the fourth quarter 2005. Through the Midstream NGL Acquisition, Provident has expanded its participation in the NGL value chain, which has made a significant contribution to the overall increase in EBITDA and cash flow. In addition, Midstream EBITDA and cash flow benefited from an increase in product margin in the fourth quarter of 2006 over the comparable quarter in 2005.

Management uses EBITDA to analyze the operating performance of the Midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Capital expenditures

Midstream capital expenditures for the fourth quarter of 2006 totaled $28.3 million. $6.0 million of the capital was spent on the new condensate offloading facilities and truck terminals at Redwater. An additional $9.2 million was spent on the initial drilling of two new Redwater storage caverns expected to be completed in 2009. $11.3 million was also spent to acquire an additional 7.5% interest in the Provident Empress NGL Extraction plant. The remaining $1.8 million relates to sustaining capital requirements.

2006 Year end results

Consolidated cash flow from operations before changes in working capital and site restoration expenditures (“Cash Flow”) and cash distributions

Consolidated	Year ended December 31,
($ 000s, except per unit data)	2006	2005	% Change
Revenue, Cash Flow and Distributions
Revenue (net of royalties and financial derivative instruments - see Note 8 to the consolidated financial statements)	$2,187,253	$1,360,274	61
Cash flow from operations before changes in working capital and site restoration expenditures	$432,664	$311,188	39
Per weighted average unit - basic (1)	$2.20	$1.95	13
Per weighted average unit - diluted (2)	$2.20	$1.95	13
Declared distributions	$283,465	$230,714	23
Per Unit (1)	1.44	1.44	-
Percent of cash flow distributed	66%	74%	(12)
(1) Excludes exchangeable shares
(2) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

For the year ended December 31, 2006, cash flow increased 39 percent or $121.5 million to $432.7 million from $311.2 million for 2005 (per unit in 2006 - $2.20; 2005 - $1.95). COGP generated $185.3 million, USOGP $63.0 million, and Midstream $184.4 million of cash flow during 2006. During 2005 COGP generated cash flow of $185.1 million, USOGP $59.8 million, and Midstream $66.3 million.

Canadian oil and gas operations cash flow contributed $185.3 million in 2006, virtually flat when compared with $185.1 million from 2005. The 2006 results reflect increased production from the Rainbow assets acquired on August 31, 2006, incremental production adds from the successful capital drilling programs in the core areas and higher realized crude oil and natural gas liquids prices, as well as realized gains on financial derivative instruments. These factors were offset by natural production declines, a lower realized natural gas price due to a decrease in the AECO natural gas index price, and higher general and administrative expenses when compared to 2005.

The Midstream business unit added $184.4 million to 2006 cash flow, 178 percent above the $66.3 million recorded in the year ended December 31, 2005. Midstream cash flow has benefited from the Midstream NGL Acquisition completed in December 2005. This acquisition has extended Provident’s participation in the NGL value chain. Midstream cash flow reflects an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs. Midstream cash flow from marketed NGLs benefited from an increase in propane plus prices in the year ended December 31, 2006 over 2005 accompanied by a reduction in associated product costs, mostly due to reduced natural gas prices.

The U.S. oil and gas operations provided increased cash flow of $63.0 million in 2006, compared to $59.8 million in 2005, resulting from a full year of production in 2006 from the Nautilus properties, acquired in March of 2005, and higher crude oil prices, partially offset by higher production expenses and general and administrative costs.

Declared distributions in 2006 totaled $283.5 million, 66 percent of cash flow. This compares to $230.7 million of declared distributions in 2005, 74 percent of cash flow. In previous years, Provident has paid out between 74 percent and 102 percent of its annual cash flow as distributions to unitholders. Provident’s objective is to provide stable distributions to its unitholders.

Management uses cash flow from operations (before changes in non-cash working capital and site restoration expenditures) to analyze operating performance. Provident also reviews cash flow in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed.

Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and site restoration expenditures.

Distributions

The following table summarizes distributions paid as declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2006
January 23, 2006	February 15, 2006	$0.12	0.10
February 23, 2006	March 15, 2006	0.12	0.10
March 22, 2006	April 13, 2006	0.12	0.10
April 24, 2006	May 15, 2006	0.12	0.11
May 25, 2006	June 15, 2006	0.12	0.11
June 22, 2006	July 14, 2006	0.12	0.11
July 21, 2006	August 15, 2006	0.12	0.11
August 22, 2006	September 15, 2006	0.12	0.11
September 22, 2006	October 13, 2006	0.12	0.11
October 23, 2006	November 15, 2006	0.12	0.10
November 22, 2006	December 15, 2006	0.12	0.10
December 22, 2006	January 15, 2007	0.12	0.10
2006 Cash Distributions paid as declared		$1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54	1.64
Inception to December 31, 2006 – Distributions paid as declared		$10.95	7.96
*exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes, 2006 distributions were determined to be 93.2 percent taxable and 6.8 percent tax-deferred return of capital in the hands of Canadian unitholders. The 2005 comparables were 76.5 percent and 23.5 percent, respectively. Distributions received by U.S. resident unitholders in 2006 are classified as 97.7 percent qualified dividend and 2.3 percent tax deferred return of capital. The 2005 comparables were 94.4 percent and 5.6 percent respectively. In both Canada and the U.S., the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Proposed taxation of trust distributions

The Canadian government made an unexpected announcement on October 31, 2006, stating its intention to introduce a substantial new 31.5 percent tax on income trust distributions beginning in 2011. This announcement caused a severe negative market reaction early in November. The government remains committed to this course of action in spite of compelling evidence of the very positive impact that energy trusts in particular have on the Canadian energy industry, on the economy in general, and on government tax revenues.

Since the original announcement, the government has also clarified the rules around the extent to which a trust is allowed to grow before 2011 without triggering immediate taxable status. A trust can double in size before 2011, and trusts can merge without penalty. This is positive, suggesting that Provident’s near term business plan and growth objectives will not be affected by the taxation announcement.

Provident remains active in the efforts to try to convince the government to modify its proposal or to exempt energy trusts. As well as working with government, management is also actively engaged in strategic planning to determine the best course of action for Provident under the proposed new tax regime. With diverse businesses and a history of innovation, the Trust is well positioned to identify creative solutions. While it will take time to fully examine all options, management remains committed to making Provident a premier energy income and growth investment.

Net income

Consolidated	Year ended December 31,
($ 000s, except per unit data)	2006	2005	% Change

Net income	$140,920	$96,926	45
Per weighted average unit – basic(1)	0.72	0.61	18
Per weighted average unit – diluted(2)	0.72	0.61	18
(1) Based on weighted average number of trust units outstanding
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan, exchangeable shares and convertible debentures.

	Year ended December 31,
($ 000s)	2006	2005	% Change

COGP net income	$83,453	$35,352	136
USOGP net income	2,598	5,422	(52)
Total oil and gas net income	86,051	40,774	111
Midstream net income	54,869	56,152	(2)
Consolidated net income	$140,920	$96,926	45

Net income for the year ended December 31, 2006 increased to $140.9 million compared to $96.9 million of income in the comparable 2005 period.

The COGP business segment’s net income was $83.4 million, a $48.0 million improvement over the year ended December 31, 2005 net income of $35.4 million. The increase was mainly due to a higher future income tax recovery and an increased unrealized gain on financial derivative instruments partially offset by increased depletion, depreciation, and accretion (DD&A) expense and a decrease in earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) driven by lower realized natural gas prices due to the decrease in the AECO natural gas index price, and lower production compared to 2005.

The Midstream unit recorded net income of $54.9 million as compared to $56.1 million in the year ended December 31, 2005. The increase reflects higher EBITDA in 2006. The Midstream business unit had EBITDA of $219.6 million in 2006 as compared to $70.7 million in 2005. This significant improvement in EBITDA is attributable to the Midstream NGL acquisition completed in December 2005. This acquisition has extended Provident’s participation in the NGL value chain through increased managed volumes. Midstream EBITDA reflects an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs. The significant improvement in Midstream EBITDA is also the result of an increase in propane plus prices in 2006 over 2005 accompanied by a reduction in associated product costs, mostly due to reduced natural gas prices. Partially offsetting this increase is unrealized losses on outstanding financial derivative instruments amounting to $68.3 million in 2006 (2005 - $1.6 million). Under generally accepted accounting principles, these unrealized “mark-to-market” amounts, which relate to financial instruments with effective periods ranging over the next five years from 2007 through 2011, are required to be recognized in the financial statements of Provident, affecting current period net income (see “Commodity price risk management program”). In addition, higher DD&A of $49.1 million compared to $11.8 million in 2005, and higher interest charges of $32.1 million versus $4.9 million in 2005 are the result of a larger asset base and increased capitalization due to the Midstream NGL Acquisition.

For the year ended December 31, 2006, USOGP net income was $2.6 million as compared to $5.4 million in the year ended December 31, 2005. USOGP generated a seven percent increase in EBITDA resulting from a full year of production in 2006 from the Nautilus properties, acquired in March of 2005 as well as higher crude oil prices. In addition, unrealized gains on financial derivative instruments were $7.7 million in 2006, compared to a loss of $1.9 million in 2005. These factors were offset by higher DD&A charges and increased non-cash unit based compensation in 2006.

Reconciliation of non-GAAP measure

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income before taxes and non-controlling interests follows:

Consolidated
EBITDA Reconciliation	Year ended December 31,
($ 000s)	2006	2005	% Change
EBITDA	$495,889	$349,181	42
Adjusted for:
Interest and non-cash expenses excluding unrealized (loss) gain on financial derivative instruments	(335,079)	(229,372)	46
Unrealized (loss) gain on financial derivative instruments	(43,314)	7,684	-
Income before taxes and non-controlling interests	$117,496	$127,493	(8)

Reconciliation of cash flow distribution	Year ended December 31,
	2006	2005	% Change
Cash provided by operating activities	$414,349	$257,363	61
Change in non-cash operating working capital	13,693	51,344	(73)
Site restoration expenditures	4,622	2,481	86
Cash flow from operations before changes in working capital and site restoration expenditures	432,664	311,188	39
Cash withheld for financing and investing activities	(149,199)	(80,474)	85
Cash distributions to unitholders	283,465	230,714	23
Accumulated cash distributions, beginning of period	643,360	412,646	56
Accumulated cash distributions, end of period	$926,825	$643,360	44
Cash distributions per unit	$1.44	$1.44	-

Cash withheld for financing and investing activities is a discretionary amount and represents the difference between cash flow from operations (before changes in working capital and site restoration expenditures) and distributions.

Taxes

Year ended December 31,
($ 000s)	2006	2005	% Change
Capital taxes	$1,314	$4,780	(73)
Current and withholding taxes	5,829	5,628	4
Future income tax (recovery) expense	(34,316)	17,793	-
	$(27,173)	$28,201	-

For the year ended December 31, 2006, the expected income tax expense was $40.7 million on income before taxes and non-controlling interests of $117.5 million. The difference from the expected expense and the total tax recovery of $27.2 million is primarily a result of deductions allowed when computing taxable income of the Trust for distributions made to unitholders. The Trust is a taxable entity under Canadian income tax law and is taxable only on income that is not distributed or distributable to the unitholders. If the Trust distributes all of its taxable income to the unitholders, no provision for taxes is required by the Trust. Since inception, the Trust has distributed all of its taxable income to the unitholders. Additionally, interest and royalties are charged by the Trust to its subsidiaries, which are deductible in the computation of taxable income at the incorporated subsidiary level reducing tax pool claims in certain subsidiaries and potentially creating tax loss carry-forwards that result in future income tax recoveries.

Capital taxes in the year ended December 31, 2006 totaled an expense of $1.3 million, a reduction from $4.8 million recorded in the year ended December 31, 2005. The reduction is due to the elimination of the federal large corporation tax effective January 1, 2006. This legislation was enacted on June 22, 2006.

The current and withholding taxes total $5.8 million in the year ended December 31, 2006, an increase of $0.2 million over the comparable 2005 period. These taxes arise from Provident’s U.S. based operations, which are subject to U.S. federal and state income taxes. Also, payments from U.S. entities to Canadian entities are subject to withholding taxes if the distributions are characterized as dividends or interest.

In 2006, future income tax recovery totaled $34.3 million compared to an expense of $17.8 million in 2005. The recovery was generated by interest and royalty charges to incorporated subsidiaries from the Trust as well as tax rate reductions enacted in the second quarter of 2006.

Interest expense

Consolidated	Year ended December 31,
($ 000s, except as noted)	2006	2005	% Change

Interest on bank debt	$34,666	$10,875	219
Weighted-average interest rate on bank debt	5.30%	3.85%	38
Interest on 10.5% convertible debentures(2)	-	1,682	(100)
Interest on 8.75% convertible debentures	2,573	4,923	(48)
Interest on 8.0% convertible debentures	2,500	3,577	(30)
Interest on 6.5% convertible debentures (1)	6,437	5,393	19
Interest on 6.5% convertible debentures (3)	9,715	1,219	697
Total cash interest	$55,891	$27,669	102

Weighted average interest rate on all long-term debt	5.81%	4.91%	18
Non-cash accretion expense - convertible debentures	2,694	2,849	(5)
Total interest including accretion on convertible debentures	$58,585	$30,518	92
(1) On March 1, 2005 the Trust issued $100.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing August 31, 2012.
(2) On May 31, 2005 the Trust redeemed the 10.5 percent unsecured subordinated convertible debentures issuing 3.5 million trust units and $3.0 million in cash.
(3) On November 15, 2005 the Trust issued $150.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing April 30, 2011.

Interest on bank debt increased in 2006 compared to 2005 due to increased capitalization including debt levels that resulted from the $773 million Midstream NGL Acquisition in the fourth quarter of 2005 and the $473 million Rainbow asset acquisition in the third quarter of 2006. As well, increases in the Canadian prime rate and the U.S. LIBOR rate have resulted in higher interest rates on bank debt.

Cash interest expense on debentures increased in 2006 compared to 2005 reflecting the March 1, 2005 issue of $100 million of 6.5 percent subordinated convertible debentures and the November 15, 2005 issue of $150 million of 6.5 percent subordinated convertible debentures, partly offset by redemptions and conversions of subordinated convertible debentures.

Financial instruments

Commodity price risk management program

For the year ended December 31, 2006 $13.5 million was recorded as a realized loss on financial derivative instruments due to the Commodity Price Risk Management Program (the Program) with $1.9 million related to the combined oil and gas operations as a realized gain and a realized loss of $15.4 million associated with the Midstream segment.

In the oil and gas business units the realized loss in 2006 associated with crude oil totaled $5.7 million ($0.97 per barrel) and a realized gain of $7.6 million related to natural gas ($0.25 per gj). The combined total was a gain of $1.9 million or $0.16 per boe. In 2005 the Program recorded a realized loss of $64.6 million or $5.24 per boe with $59.0 million related to crude oil ($8.36 per barrel) and $5.6 million related to natural gas ($0.19 per gj).

In 2006 the Midstream segment recorded a realized loss of $15.4 million primarily on propane and ethane price stabilization and frac-spread margin hedging activities. In 2005 the Program recorded a realized loss of $2.3 million for these activities.

Realized gains on foreign exchange contracts which fixed the exchange rates on foreign currency contracts related to the Program have been presented as a component of foreign exchange gain and other and allocated to their respective business segments.

On a per trust unit basis the opportunity cost of the Program decreased to $0.07 per trust unit in 2006 from $0.42 per trust unit in 2005.

At December 31, 2006 the mark to market value of open contracts was in a net loss position of $52.9 million based upon commodity prices prevailing at that date. Under generally accepted accounting principles, these unrealized “mark-to-market” opportunity costs, which relate to hedging positions with effective periods ranging over the next five years from 2007 through 2011, are required to be recognized in the financial statements of Provident, affecting current period net income. These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to manage commodity prices and protect future Midstream product margins. Fluctuations in the market value of these instruments have no impact on cash flow until the instruments are settled.

Provident’s commodity price risk management program includes a consistent, active and disciplined hedging program that utilizes derivative instruments to provide for insurance against lower commodity prices and price volatility. The program provides support for stable cash distributions, capital programs and bank financing. The hedging strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment. It provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the midstream services and marketing business unit. As well, the Provident hedging strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Provident will continue to execute the program in 2007. The derivative instruments the Trust uses include puts, calls, costless collars, participating swaps, fixed and indexed referenced pricing.

Disclosure Controls and Procedures: U.S. Sarbanes-Oxley Act

In 2002, the United States Congress enacted the Sarbanes-Oxley Act (SOX), which stipulated that corporations publicly traded on U.S. financial exchanges must have assessed the effectiveness of their internal controls over financial reporting by December 31, 2006. As a foreign filer listed on the New York Stock Exchange, Provident was required to conduct the assessment.

Based on their evaluation as of December 31, 2006, Provident’s chief executive officer and chief financial officer concluded that Provident’s disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the United States Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by Provident in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms. In addition, other than as described below, as of December 31, 2006, there were no changes in Provident’s internal controls over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect its internal controls over financial reporting.

Provident will continue to periodically evaluate its disclosure controls and procedures and internal controls over financial reporting and will make any modifications from time to time as deemed necessary.

The Trust has undertaken a comprehensive review of the effectiveness of its internal control over financial reporting as part of the reporting, certification and attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002. For the year ended December 31, 2006, the company’s internal controls were found to be operating free of any material weaknesses.

Property Acquisitions

On August 31, 2006 Provident acquired a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta. The assets provide daily production of approximately 5,500 barrels of oil equivalent, over 90 percent of which is natural gas, and over 200 identified drilling locations.

The purchase price was $472.8 million (including acquisition costs) and was financed by the issuance of 16,325,000 units at $13.85 per unit and Provident’s credit facilities (see note 3 to consolidated financial statements).

In the fourth quarter of 2006, Provident spent $8.6 million on oil and gas property acquisitions primarily on acquiring additional working interests in Northwest Alberta ($6.7 million) and in Southern Alberta ($1.7 million).

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. In 2005, the Midstream NGL Acquisition resulted in additional goodwill of $100.4 million (as adjusted in 2006. See note 3 to the consolidated financial statements). Goodwill of $330.9 million arose from COGP acquisitions in 2002 and 2004.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs. Provident engaged an independent accounting firm to assist in performing an impairment test at year end. The impairment test includes, amongst other variables, a comparison of the net book value of the Trust’s assets to the market value of the Trust’s equity. Goodwill is not amortized.

Liquidity and capital resources

Consolidated	December 31,
($ 000s)	2006	2005	% Change

Long-term debt - revolving term credit facilities	$702,993	$586,597	20
Long-term debt - convertible debentures	285,792	298,007	(4)
Total debt	988,785	884,604	12

Equity (at book value)	1,542,974	1,404,826	10
Total capitalization at book value	$2,531,759	$2,289,430	11

Total debt as a percentage of total book value capitalization	39%	39%	-

Provident operates three business units with similar but not identical monthly cash settlement cycles. Provident’s working capital position is impacted by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its midstream business unit. Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Long-term debt and working capital

As at December 31, 2006 Provident had drawn on 63 percent of its term credit facilities of $925 million and U.S. $158 million as compared to 68 percent drawn on its $750 million and U.S. $100 million term credit facilities as at December 31, 2005. The increase in the level of bank debt was due to the increased scale of operations primarily due to acquisitions.

At December 31, 2006 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $31.9 million, increasing bank line utilization to 66 percent. The guarantees at December 31, 2005 totaled $45.1 million.

Provident’s working capital decreased by $23.6 million from $79.4 million to $55.8 million as at December 31, 2006. Of the decrease, $24.8 million is due to a reduction in inventory and $21.8 million due to a reduction in cash and cash equivalents. These decreases in working capital are partially offset by a $14.7 million reduction in accounts payable and accrued liabilities and a $4.4 million reduction in net current financial derivative instrument liability.

The ratio of debt to cash flow in 2006 was 2.3 to one, compared to 2.8 to one in 2005. Fourth quarter cash flow in 2006 was $122.7 million. The ratio of debt to annualized fourth quarter cash flow was 2.0 to one, as compared to 2005 fourth quarter annualized debt to cash flow of 2.3 to one. The reduction in debt to cash flow figures is due to increased cash flows as a result of the Midstream NGL Acquisition.

Trust units and exchangeable shares

On July 31, 2006 the Trust issued 16,325,000 Subscription Receipts at a price of $13.85 per Subscription Receipt for total proceeds of $226.1 million ($214.2 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Rainbow asset acquisition. The acquisition closed on August 31, 2006 at which time all the outstanding Subscription Receipts were converted into trust units. At that time, the holders of the Subscription Receipts were also entitled to $0.12 per trust unit, which is the equivalent of the August distribution paid in September. This payment was treated as a reduction to the proceeds received for the units issued through the Subscription Receipts to $13.73 per trust unit, reducing the amount attributed to Unitholders’ contributions by $2.0 million. Proceeds from the issue were used to fund the Rainbow asset acquisition.

In 2006, 0.9 million units were issued on conversion of exchangeable shares with a value of $9.0 million (2005 - 3.0 million units; conversion amount $28.4 million). For the year ended December 31, 2006 the Trust issued 1.3 million units on conversion of convertible debentures (2005 - 9.6 million units). An additional 0.9 million units pursuant to the unit option plan were issued for the year ended December 31, 2006 (2005 - 2.3 million units). Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 3.0 million units were elected in 2006 and were issued or are to be issued representing proceeds of $36.9 million (2005 - 1.4 million units for proceeds of $18.4 million).

At December 31, 2006 management and directors held approximately 1.0 percent of the outstanding units and exchangeable shares.

Non-Controlling Interest

(i)	USOGP operations

	Year ended December 31,
Non-controlling interest USOGP ($ 000s)	2006	2005
Non-controlling interest, beginning of year	$11,885	$13,649
Net income attributable to non-controlling interest	2,995	1,596
Distributions to non-controlling interest holders	(6,523)	(3,360)
Investments by non-controlling interest	72,754	-
Non-controlling interest, end of year	81,111	11,885
Accumulated income attributable to non-controlling interest	$5,514	$2,519

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California. Additional investments since June 2004 by Provident in BreitBurn have reduced the non-controlling interest percentage at December 31, 2006 to approximately 4.4 percent (2005 - 4.4 percent). Contributions by this non-controlling interest total $0.5 million in 2006 (2005 - nil).

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner. The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its statements, with non-controlling interest. Contributions by the non-controlling interest total $3.7 million in 2006.

In the fourth quarter of 2006, Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “MLP”) completed its initial public offering. BreitBurn transferred oil and gas properties comprising approximately half of its proved reserves and two thirds of its daily production to the MLP. The offering, including an underwriter’s option, of 6,900,000 common units at U.S. $18.50 per unit, resulted in approximately 34 percent of the MLP held by partners not controlled by Provident. Contributions by this non-controlling interest total $131.6 million in 2006. Non-controlling interest was increased by $68.5 million as a result of this transaction. The difference of $63.1 million has been recorded against property, plant and equipment in accordance with full cost accounting principles.

(ii)	Exchangeable shares

Following is a summary of the non-controlling interest - exchangeable shares for the years ended December 31, 2006 and 2005:

Non-controlling interest - Exchangeable shares ($ 000s)	2006	2005
Non-controlling interest, beginning of year	$8,259	$35,921
Reduction of book value for conversion to trust units	(9,013)	(28,432)
Net income attributable to non-controlling interest	754	770
Non-controlling interest, end of year	$-	$8,259
Accumulated income attributable to non-controlling interest	$-	$2,252

In 2006, all outstanding exchangeable shares were converted into Provident trust units.

Capital expenditures and funding

Consolidated	Year ended December 31,
($ 000s)	2006	2005	% Change
Capital Expenditures and Funding

Capital Expenditures
Capital expenditures and reclamation fund contributions	$(193,183)	$(159,398)	21
Property acquisitions	(480,357)	(586)	81,872
Corporate acquisitions	(1,036)	(863,723)	(100)
Property dispositions	(1,268)	45,100	-
Net capital expenditures	$(675,844)	$(978,607)	(31)

Funded By
Cash flow net of declared distributions to unitholders and non-controlling interest	$142,676	$77,114	85
Increase in long-term debt	117,385	325,771	(64)
Issue of convertible debentures, net of issue costs	-	239,822	(100)
Redemption of convertible debentures	-	(2,997)	(100)
Issue of trust units, net of issue costs; excluding DRIP	220,225	377,362	(42)
DRIP proceeds	36,851	18,443	100
Contributions by non-controlling interests	135,829	-	-
Change in working capital, including cash, payment of financial derivative instruments and sale of assets	22,878	(56,908)	-
Net capital expenditure funding	$675,844	$978,607	(31)

Capital expenditures were funded by a combination of cash flow, debt and equity issued from treasury through public offerings, the DRIP program and contributions by non-controlling interest. Provident’s strategy is to fund acquisitions by accessing the capital markets and to fund capital expenditures through cash flow, DRIP and other equity if needed.

Net asset value

Provident’s net asset value (“NAV”) as at December 31, 2006, is summarized in the table below. The net asset value is calculated on a diluted basis, which includes exchangeable shares and unit options, and is presented at eight percent and 10 percent discounted cash flow cases. The pricing used at both December 31, 2006 and December 31, 2005 is derived from a report prepared by McDaniel & Associates Consultants Ltd., independent engineers.

($ 000s except per unit data)	PV 8%	PV 10%
Net Asset Value:
Present value of proved plus probable oil and natural gas reserves (1) (2)	$1,933,338	$1,726,538
Midstream assets (3)	1,737,905	1,493,039
Add:
Working Capital	65,500	65,500
Land (4) (5)	48,923	48,923
Proceeds from Options	20,283	20,283
Cash Reserved for Future Reclamation	-	-
Investments	4,320	4,320
Less:
Financial Hedging Losses (2)	27,769	26,290
Long Term Debt	(988,785)	(988,785)
Other long-term liabilities	(16,305)	(16,305)
Non-controlling interest - USOGP operations	(81,111)	(81,111)
Consolidated Provident Net Asset Value	$2,751,837	$2,298,692
Consolidated Provident Net Asset Value per Unit	$12.90	$10.77
2005 comparatives
Consolidated Provident Net Asset Value per Unit	$13.04	$11.15
(1) Evaluated by McDaniel and NSA.
(2) Pricing is based on McDaniel pricing effective December 31, 2006.
(3) The Midstream assets represent discounted estimated cash flow streams (EBITDA less maintenance capital) for 25 years.
(4) Canadian land holdings evaluated by Seaton Jordan & Associates Ltd. effective December 31, 2006.

Non-cash unit based compensation

Non-cash unit based compensation include expenses or recoveries associated with Provident’s unit option plan, restricted and performance unit plan, unit appreciation rights and other unit based compensation plans. Provident accounts for the unit option plan using the fair value of the option, at the time of issue. The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is deferred and recognized in earnings over the vesting periods of each plan. Provident recorded a non-cash expense of $23.1 million for the year ended December 31, 2006 (2005 - $9.8 million) included in general and administrative expense. At December 31, 2006, the current portion of the liability totaled $18.2 million and the long-term portion totaled $16.3 million.

Outlook

With a $170 million capital budget, Provident is expecting another active year in 2007. Weakening commodity prices early in the year impacted cash flow, although management is taking advantage of the stronger forward commodity prices to add some additional hedging to protect a floor level of EBITDA in each of the business units.

In the Canadian Oil and Gas Production business (COGP), Provident intends to spend $72 million across its six operating areas in 2007. Over half of that capital will be deployed on the recently-acquired assets in Northwest Alberta and the organic shallow gas play in Southwest Saskatchewan. The planned divestiture of heavy oil assets in Lloydminster that was mentioned in the third quarter press release did not take place. Provident did not receive bids of sufficient value to warrant a transaction, reflecting the uncertainty in the marketplace late in the year caused by the government taxation announcement.

Provident expects COGP production to average 22,000 to 24,000 boed in 2007. Operating costs should stay reasonably consistent with 2006 levels. In 2007, COGP will continue to focus on strengthening internal operating capability, and specifically on applying the shallow gas knowledge gained in Southwest Saskatchewan to the new natural gas assets in Northwest Alberta.

In the U.S. Oil and Gas Production business (USOGP), Provident plans to spend $53 million in 2007, a significant portion of which will be used for Orcutt and other growth opportunities. The MLP will continue to pursue acquisition opportunities that fit its successful business model, such as the Permian Basin acquisition that was completed early in 2007. Production is expected to average 8,000 to 8,500 boed in 2007, which includes both the

MLP and the pre-existing business. These numbers assume initial production from the Orcutt diatomite project late in 2007. Operating costs are expected to stay fairly consistent with 2006 levels, as weaker commodity prices have not yet translated into lower costs in that business.

In the Midstream business, Provident plans to spend $42 million in capital expenditures in 2007, of which only $6 million is required for sustaining capital. The remainder is planned for growth projects including further expansion of the condensate rail offloading terminal and new storage caverns at Redwater.

2007 Midstream EBITDA will depend on the business environment. Thus far in the first quarter, frac spreads have weakened from their 2006 highs, and lower commodity prices have reduced product margins in absolute terms. However, propane demand has been strong in Eastern North America, effectively drawing down Provident’s substantial winter propane inventories.

The remaining $3 million in capital is intended for corporate purposes. In addition, the Trust will incur one-time net expenditures of approximately $23 million in 2007 and 2008 related to a move of the Calgary head office into a new building. These expenditures will be amortized over the 14 year term of the lease. As a result of Provident’s growth, employees are currently housed in two buildings, both of which are full to capacity. The planned 2008 move into Livingston Place, an office complex currently under construction, will accommodate growth and improve efficiency by consolidating all employees into a single location.

With respect to corporate priorities for 2007, Provident management will continue to develop strategy in response to the government taxation announcement in 2007, as well as evaluate acquisition opportunities that may arise as the energy trust sector adjusts to the planned tax changes. As always, Provident’s primary focus is on delivering long-term value and sustainability for unitholders. In 2006, the Trust delivered a total return for investors of 13.8 percent, which was among the very best of the energy trusts in a challenging year.

COGP segment review

Crude oil and liquids price

COGP	Year ended December 31,
($ per bbl)	2006	2005	% Change
Oil per barrel
WTI (US$)	$66.22	$56.56	17
Exchange rate (from US$ to Cdn$)	1.13	1.21	(7)
WTI expressed in Cdn$	$74.83	$68.44	9

Realized pricing before financial derivative instruments
Light/Medium oil	$57.18	$52.02	10
Heavy oil	$36.80	$31.33	17
Natural gas liquids	$51.91	$49.15	6
Crude oil and natural gas liquids	$52.38	$45.25	16

The above prices are net of transportation expense.

For the year ended December 31, 2006 COGP’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by 16 percent to average $52.38 compared to $45.25 in 2005. The 2006 increase related to a 17 percent higher US$ WTI crude oil price, narrower pricing differentials on all crude oil streams and a reduction in Provident’s heavy oil volumes as a percentage of its oil production mix price partially offset by a stronger Canadian dollar.

Natural gas price

COGP
	Year ended December 31,
($ per mcf)	2006	2005	% Change

AECO monthly index (Cdn$ per mcf)	$6.98	$8.49	(18)
Corporate natural gas price per mcf before financial derivative instruments	$6.66	$8.42	(21)

The above prices are net of transportation expense.

For the year ended December 31, 2006 COGP’s realized natural gas price, excluding financial derivative instruments, decreased 21 percent as compared to 2005, comparable to the decrease in the benchmark AECO monthly index price. Provident markets approximately 17 percent of its natural gas to aggregators and mainly sells to the market on daily indices, receiving prices that are based on the heat content of the natural gas. Provident’s realized prices and changes in prices can therefore differ from benchmark indices.

Production

	Year ended December 31,
COGP
	2006	2005	% Change
Daily production
Crude oil - Light/Medium (bpd)	6,815	8,058	(15)
- Heavy (bpd)	2,057	4,358	(53)
Natural gas liquids (bpd)	1,401	1,572	(11)
Natural gas (mcfd)	82,469	74,936	10
Oil equivalent (boed) (1)	24,018	26,477	(9)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

For the year ended December 31, 2006, COGP production averaged 24,018 boed, a nine percent decrease compared to 26,477 boed in 2005. The additional production from the Rainbow assets acquired on August 31, 2006 and the production volumes added through drilling and optimization activities were more than offset by the disposition of 2,100 boed of production in September 2005 and natural production declines.

Provident does not have any single property providing greater than 10 percent of total production, which mitigates exposure to production failure.

COGP’s production summarized by core areas is as follows:

COGP
Year ended December 31, 2006	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,109	2,244	58	1,704	321	1,322	57	6,815
- Heavy (bpd)	-	-	-	-	-	2,057	-	2,057
Natural gas liquids (bpd)	1,227	127	24	-	-	22	1	1,401
Natural gas (mcfd)	34,989	23,195	8,778	164	13,820	1,324	199	82,469
Oil equivalent (boed) (1)	8,168	6,237	1,545	1,731	2,624	3,622	91	24,018

COGP
Year ended December 31, 2005	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,300	2,722	-	1,714	845	1,470	7	8,058
- Heavy (bpd)	-	-	-	-	-	4,358	-	4,358
Natural gas liquids (bpd)	1,406	149	-	-	1	16	-	1,572
Natural gas (mcfd)	40,198	26,345	-	202	6,260	1,909	22	74,936
Oil equivalent (boed) (1)	9,406	7,262	-	1,747	1,889	6,162	11	26,477
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Internal development activities included 59.0 net wells drilled for the year ended December 31, 2006 with a 98 percent success rate. Provident’s most active areas, southeast and southwest Saskatchewan realized 31.5 net wells drilled. The focus of southern Saskatchewan is a shallow gas drilling program that will realize production and reserve additions for several years. Provident’s other core areas remain active with additional activity in southern Alberta where Provident is actively drilling shallow gas wells resulting in 14.3 net wells drilled and in Lloydminster where Provident is drilling low risk heavy oil wells. In West Central Alberta, Provident continues its strategy of farming out high risk exploration land to generate cash flow with minimal or no capital outlay. COGP’s new area, Northwest Alberta, drilled 5.4 net wells in 2006 as it began the winter drilling program, which was ahead of its planned 2007 drilling schedule due to favourable weather conditions and advanced planning. Additions to proved plus probable reserves before revisions through internal capital replaced approximately 42 percent of annual production.

Revenue and royalties

COGP
	Year ended December 31,
($ 000s except per boe and mcf data)	2006	2005	% Change

Oil
Revenue	$169,852	$202,845	(16)
Realized loss on financial derivative instruments	(3,193)	(42,700)	(93)
Royalties (net of ARTC)	(32,567)	(40,067)	(19)
Net revenue	$134,092	$120,078	12
Net revenue (per barrel)	$41.41	$26.50	56
Royalties as a percentage of revenue	19.2%	19.8%

Natural gas
Revenue	$200,584	$230,195	(13)
Realized gain (loss) on financial derivative instruments	7,564	(5,608)	-
Royalties (net of ARTC)	(42,200)	(48,484)	(13)
Net revenue	$165,948	$176,103	(6)

Net revenue (per mcf)	$5.51	$6.44	(14)
Royalties as a percentage of revenue	21.0%	21.1%

Natural gas liquids
Revenue	$26,545	$28,203	(6)
Royalties	(6,458)	(6,852)	(6)
Net revenue	$20,087	$21,351	(6)
Net revenue (per barrel)	$39.28	$37.21	6
Royalties as a percentage of revenue	24.3%	24.3%

Total
Revenue	$396,981	$461,243	(14)
Realized gain (loss) on financial derivative instruments	4,371	(48,308)	-
Royalties (net of ARTC)	(81,225)	(95,403)	(15)
Net revenue	$320,127	$317,532	1
Net revenue (per boe)	$36.52	$32.86	11
Royalties as a percentage of revenue	20.5%	20.7%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

For the year ended December 31, 2006 COGP production revenue was $397.0 million, a decrease of 14 percent from $461.2 million in 2005. The decrease in revenue is a result of lower realized natural gas price and lower crude oil and natural gas liquids production partially offset by higher realized crude oil and natural gas liquids prices and the additional natural gas production from the Rainbow assets acquired on August 31, 2006. Royalties as a percentage of revenue have remained relatively constant at approximately 20.5 percent compared to the prior year. The preceding factors, as well as the $4.4 million realized gain on financial derivative instruments compared to a $48.3 million loss in 2005, account for net revenue of $320.1 million in 2006, one percent higher than the $317.5 million recorded in 2005.

Net revenue per boe in 2006 increased 11 percent to $36.52 from $32.86 in 2005 resulting primarily from a higher realized gain on financial derivative instruments and a reduction of lower priced heavy oil volumes to nine percent of total production in 2006 compared to 16 percent in 2005 and increases in realized crude oil and natural gas liquids prices. These price increases were more than offset by lower realized natural gas prices as described above combined with the increased proportion of natural gas production to 57 percent of total production in 2006 compared to 47 percent in 2005.

Production expenses

COGP	Year ended December 31,
($ 000s, except per boe data)	2006	2005	% Change

Production expenses	$97,626	$95,278	2
Production expenses (per boe)	$11.14	$9.86	13

For the year ended December 31, 2006 production expenses increased two percent to $97.6 million from $95.3 million and increased by 13 percent to $11.14 per boe from $9.86 per boe in the prior year. Throughout 2006, operating expenses continued to increase in a number of categories including well servicing, maintenance, fluid hauling, and power and fuel and combined with lower production volumes resulted in higher operating costs on a per boe basis. Cost increases included higher than expected costs for electricity and adjustments related to prior periods operating costs by operators on non-operated properties. Cost increases in power and fuel, chemicals and well servicing reflect higher commodity prices and labour costs.

Operating netback

COGP	Year ended December 31,
($ per boe)	2006	2005	% Change
Netback per boe
Gross production revenue	$45.29	$47.73	(5)
Royalties (net of ARTC)	(9.27)	(9.87)	(6)
Operating costs	(11.14)	(9.86)	13
Field operating netback	24.88	28.00	(11)
Realized gain (loss) on financial derivative instruments	0.50	(5.00)	-
Operating netback after realized financial derivative instruments	$25.38	$23.00	10

COGP operating netbacks have transportation expense netted against gross production revenue.

The 2006 field operating netback of $24.88 per boe was 11 percent below the $28.00 per boe for the prior year. This reflects COGP’s lower realized natural gas prices due to the decrease in benchmark AECO monthly index price combined with the increased proportion of natural gas production to 57 percent of total production from 47 percent in 2005. This was partially offset by increased realized crude oil and natural gas liquids prices and a decrease in COGP’s production mix of low netback heavy oil to nine percent in 2006 from 16 percent in 2005. Royalties, which are price sensitive, decreased by six percent on a boe basis reflecting lower prices, prior to the impact of financial derivative instruments. The 2006 operating netbacks after financial derivative instruments increased by 10 percent to $25.38 from $23.00 in the prior year due to the preceding factors as well as a realized gain on financial derivative instruments of $0.50 per boe compared to losses of $5.00 per boe in the prior year.

General and administrative

COGP	Year ended December 31,

($ 000s, except per boe data)	2006	2005	% Change

Cash general and administrative	$24,065	$18,552	30
Non-cash unit based compensation	4,320	2,640	64
	$28,385	$21,192	34
Cash general and administrative (per boe)	$2.75	$1.92	43

In 2006 COGP cash general and administrative expenses increased 30 percent to $24.1 million compared to $18.6 million in 2005. On a boe basis, cash general and administrative expenses increased 43 percent to $2.75 per boe in

2006 compared to the $1.92 per boe in the prior year. The increase in cash general and administrative expenses reflects additional costs associated with a more competitive landscape affecting the cost of hiring and compensating employees and consultants as well as increases in rent, insurance and compliance and reporting costs, including costs related to the implementation of procedures and documentation in connection with the U.S. Sarbanes-Oxley Act.

COGP operations are capable of absorbing additional production, particularly in existing core areas, with little impact on cash general and administrative expenses.

Non-cash unit based compensation increased 64 percent to $4.3 million in 2006 from $2.6 million in 2005. The increase reflects a more competitive landscape affecting the cost of hiring and compensating employees and increased incentives due to performance of the Trust on specific performance indicators.

Capital expenditures

COGP	Year ended December 31,

($ 000s)	2006	2005

Capital expenditures - by area
West central Alberta	$11,280	$10,514
Southern Alberta	17,619	21,513
Northwest Alberta	4,883	-
Southeast Saskatchewan	1,941	3,147
Southwest Saskatchewan	25,677	38,496
Lloydminster	7,262	9,865
Office and other	1,426	1,867
Total additions	$70,088	$85,402

Capital expenditures - by category
Geological, geophysical and land	$4,508	$8,473
Drilling, recompletions, and workovers	56,807	41,315
Facilities and equipment	6,353	33,626
Other capital	2,420	1,988
Total additions	$70,088	$85,402

Property acquisitions	$482,369	$586
Property dispositions	$(1,264)	$45,100

In 2006, Provident’s COGP segment spent $27.6 million in the Southeast and Southwest Saskatchewan core areas on acquiring mineral rights for future development ($3.2 million), drilling for shallow gas and recompletions ($21.5 million), and facility work ($2.9 million). In Southern Alberta $17.6 million was spent on drilling activities and recompletions ($15.5 million), facility upgrades ($0.9 million) and seismic and mineral rights acquisitions ($1.1 million). In West central Alberta $11.3 million was spent largely on non-operated drilling ($8.5 million) and facility work ($2.2 million). COGP’s new area, Northwest Alberta, spent $4.9 million primarily on drilling activities and preparation for the winter drilling program which was ahead of its planned winter drilling schedule at year end. Provident spent $7.3 million in the Lloydminster area primarily on drilling and recompletion activities ($6.9 million) and facility work ($0.3 million). Office and other items accounted for $1.4 million of capital.

On August 31, 2006 Provident acquired a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta. The assets are expected to provide daily production of approximately 5,500 barrels of oil equivalent, over 90 percent of which is natural gas, and over 200 identified drilling locations.

The purchase price was $472.8 million (including acquisition costs) and was financed by the issuance of 16,325,000 units at $13.85 per unit and Provident’s credit facilities (see note 3 to consolidated financial statements).

In the fourth quarter of 2006, COGP also spent $8.6 million on property acquisitions primarily on acquiring additional working interests in Northwest Alberta ($6.7 million) and in Southern Alberta ($1.7 million).

In 2005 asset dispositions of non-core assets totaled $45.1 million, primarily consisting of the September 29, 2005 non-core properties disposition of $44.6 million. COGP will continue to seek opportunities to dispose of its non-core properties given the competitive property market.

Depletion, depreciation and accretion (DD&A)

COGP	Year ended December 31,

($ 000s, except per boe data)	2006	2005	% Change

DD&A	$168,953	$155,929	8
DD&A per boe	$19.27	$16.13	19

The COGP DD&A rate of $19.27 per boe increased 19 percent for 2006 compared to $16.13 per boe in 2005. The increase was primarily as a result of the Rainbow asset acquisition. Additions to property, plant and equipment of $660.4 million for the acquisition include $185.7 million due to the recording of future income taxes. This, combined with higher net per boe reserve acquisition costs, resulted in increased per boe DD&A. The cost of acquiring or drilling proved reserves in western Canada in an environment with higher commodity prices and increased drilling costs will be reflected in the DD&A rate going forward.

In 2006 DD&A also includes accretion expense associated with asset retirement obligation of $1.9 million (2005 - $2.5 million).

As part of the reconciliation of Provident’s financial statements to United States generally accepted accounting principles (U.S. GAAP), disclosed in note 18 to consolidated financial statements, the Trust has reflected additional depletion in 2006 of $382.2 million (2005 - nil) and a related future income tax recovery of $114.7 million as a result of the application of the U.S. GAAP ceiling test. These changes were not required under Canadian generally accepted principles.

USOGP segment review

The USOGP business unit incorporates activities from certain Provident subsidiaries comprising an oil and gas exploitation and production organization based in Los Angeles, California.

In the fourth quarter of 2006, Provident, through its USOGP subsidiaries, completed its initial public offering (“IPO”) of 6.9 million units at U.S. $18.50 per unit of BreitBurn Energy Partners, L.P. (the “MLP”). This master limited partnership (NASDAQ-BBEP) is a U.S. public, tax flow-through entity similar to Canadian royalty and income trusts such as Provident. Selected producing assets in the Los Angeles basin in California and in Wyoming were transferred to the MLP. The MLP operates approximately two-thirds of existing USOGP production and approximately one-half of USOGP reserves. The previously existing subsidiary (“BreitBurn”) continues to operate some Los Angeles basin assets at West Pico and the Orcutt field (which is the site of the steam-assisted diatomite pilot project). At December 31, 2006 the Trust indirectly owns approximately 66 percent of the MLP and 96 percent of BreitBurn. The MLP and BreitBurn continue to be managed by the management team which operated the USOGP business unit prior to the IPO. The USOGP segment includes the consolidated results of the MLP and BreitBurn. Non-controlling interests include the public ownership in the MLP, the ownership interests of the managers in the MLP and BreitBurn, as well as third party investment in USOGP’s land development project which commenced in the second quarter of 2006.

Crude oil, natural gas liquids and natural gas pricing

USOGP	Year ended December 31,
($ per bbl, except as noted)	2006	2005	% Change

Oil per barrel
WTI (US$)	$66.22	$56.56	17
Exchange rate (from US$ to Cdn$)	1.13	1.21	(7)
WTI expressed in Cdn$	$74.83	$68.44	9

Realized pricing before financial derivative instruments
Light/Medium oil (Cdn$)	$63.25	$57.80	9
Natural gas liquids (Cdn$)	$57.07	$45.12	26
Natural gas (Cdn$ per mcf)	$6.58	$9.01	(27)
Crude oil and natural gas liquids (Cdn$)	$63.24	$57.76	9

The increase in crude oil realized pricing reflects higher market prices in 2006, compared to 2005. Production from California properties is generally light, sweet crude that attracts smaller differentials to benchmark prices relative to heavier blends. Production from Wyoming properties primarily acquired through the acquisition of Nautilus on March 2, 2005 is heavier and attracts wider differentials. Production from California properties also receives better prices than Canadian or Wyoming production because of the proximity to refineries and ultimate market. Production from California properties for the year ended December 31, 2006 represented approximately 70 percent of total production while production from Wyoming properties represented approximately 30 percent of total production.

Production

	Year ended December 31,
USOGP	2006	2005	% Change

Daily production - by product
Crude oil - Light/Medium (bpd)	7,299	6,921	5
Natural gas liquids (bpd)	18	24	(25)
Natural gas (mcfd)	2,422	2,159	12
Oil equivalent (boed) (1)	7,721	7,305	6
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

	Year ended December 31,
USOGP	2006	2005	% Change

Daily Production - by area (boed) (1)
Los Angeles	3,901	3,949	(1)
Santa Maria - Orcutt	1,491	1,393	7
Wyoming	2,329	1,963	19
	7,721	7,305	6
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production for the year ended December 31, 2006 was 7,721 boed or six percent higher than the year ended December 31, 2005. The increase is primarily attributable to a full year of production from the Wyoming properties acquired in the Nautilus acquisition on March 2, 2005. In total, the Wyoming properties acquired on March 2, 2005 added 2,254 boed to production in the year ended December 31, 2006 (2005 - 1,888 boed). In 2005, the acquired properties added 2,260 boed for the period from acquisition on March 2 to December 31, 2005.

Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($1.0 million in 2006 and 2005) on behalf of third parties.

USOGP	Year Ended December 31,

($ 000s, except per boe and mcf amounts)	2006	2005	% Change

Oil
Revenue	$168,954	$146,306	15
Realized loss on financial derivative instruments	(2,505)	(16,323)	(85)
Royalties	(16,546)	(14,022)	18
Net revenue	$149,903	$115,961	29
Net revenue (per bbl)	$56.27	$45.90	23
Royalties as a percentage of revenue	9.8%	9.6%

Natural gas
Revenue	$5,820	$7,101	(18)
Royalties	(761)	(988)	(23)
Net revenue	$5,059	$6,113	(17)
Net revenue (per mcf)	$5.72	$7.76	(26)
Royalties as a percentage of revenue	13.1%	13.9%

Natural gas liquids
Revenue	$368	$395	(7)
Royalties	(8)	(9)	(11)
Net revenue	$360	$386	(7)
Net revenue (per bbl)	$54.79	$44.05	24
Royalties as a percentage of revenue	2.2%	2.4%

Total
Revenue	$175,142	$153,802	14
Realized loss on financial derivative instruments	(2,505)	(16,323)	(85)
Royalties	(17,315)	(15,019)	15
Net revenue	$155,322	$122,460	27
Net revenue (per boe)	$55.12	$45.93	20
Royalties as a percentage of revenue	9.9%	9.8%

Royalty rates in the U.S. are significantly lower than in Canada.

Revenue for the year ended December 31, 2006 was $175.1 million or 14 percent higher than the year ended December 31, 2005. The increase is attributable to the acquisition of the Wyoming properties on March 2, 2005 combined with increased crude oil prices. Net revenue was $155.3 million or 27 percent higher than the $122.5 million of net revenue in 2005. A full year of production in 2006 from the Wyoming properties combined with increased crude oil prices and lower realized losses on financial derivative instruments all contribute to the increase. Royalties as a percentage of revenue for the year ended December 31, 2006 were consistent with royalty rates for the year ended December 31, 2005.

Production expenses

	Year ended December 31,
USOGP
($ 000s, except per boe amounts)	2006	2005	% Change
Production expenses	$52,008	$39,513	32
Production expenses (per boe)	$18.45	$14.82	24

Production expenses increased 32 percent to $52.0 million in 2006 compared to $39.5 million in 2005. Production expenses per boe have increased 24 percent to $18.45 in 2006 from $14.82 in 2005. This change reflects both the increase in utilities and other costs and services driven by the high commodity price environment as well as higher operating cost crude oil wells that were returned to production to take advantage of continuing strong crude oil prices.

Operating netback

USOGP	Year ended December 31,
($ per boe)	2006	2005	% Change
USOGP oil equivalent netback per boe
Gross production revenue	$62.15	$57.68	8
Royalties	(6.14)	(5.63)	9
Operating costs	(18.45)	(14.82)	24
Field operating netback	$37.56	$37.23	1
Realized loss on financial derivative instruments	(0.89)	(6.12)	(85)
Operating netback after realized financial derivative instruments	$36.67	$31.11	18
USOGP operating netbacks remained strong throughout 2006 due to high commodity prices and lower realized losses on financial derivative instruments when compared to 2005 partially offset by increased production costs.

General and administrative

	Year ended December 31,
USOGP
($ 000s, except per boe amounts)	2006	2005	% Change

Cash general and administrative	$26,519	$11,490	131
Non-cash unit based compensation	12,476	6,098	105
	$38,995	$17,588	122
Cash general and administrative (per boe)	$9.41	$4.31	118

Cash general and administrative expenses were $26.5 million or $9.41 per boe in 2006, compared to $11.5 million, or $4.31 per boe in 2005. Cash general and administrative expense in 2006 includes $5.0 million payments of incentive plans, representing $1.75 per boe compared to $2.3 million in 2005 or $0.85 per boe. Also included in cash general and administrative expense in 2006 is $1.5 million (2005 - nil) of due diligence expenditures relating to a real estate development project representing $0.53 per boe (2005 - nil). The remaining increase is costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with U.S. Sarbanes-Oxley Act) and increased staffing levels, as well as legal and consulting costs in connection with the initial public offering of the MLP.

Non-cash unit based compensation increased 105 percent to $12.5 million from $6.1 million in 2005. This increase in incentive plan costs is primarily driven by the initial public offering of the MLP, completed in the fourth quarter of 2006.

Capital expenditures

USOGP
	Year ended December 31,
($ 000s)	2006	2005

Capital expenditures - by category
Geological, geophysical and land	$104	$4,608
Drilling, recompletions, and workovers	30,943	29,470
Facilities and equipment	18,486	18,035
Other capital	4,804	784
Total additions	$54,337	$52,897

Capital expenditures - by area
Los Angeles	17,886	33,848
Santa Maria - Orcutt	16,579	8,528
Wyoming	15,023	5,183
Other capital	4,849	5,338
	54,337	52,897

Property acquisitions	$(2,012)	$-
Property dispositions	$(4)	$-

USOGP capital expenditures for the year ended December 31, 2006 totaled $52.3 million including the second quarter adjustment of $2.0 million to reduce accrued acquisition transaction costs related to past acquisitions. Of this total $29.6 million related to drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. $15.0 million was directed at optimization projects in Wyoming, $3.4 million was directed to a land development project initiated in the second quarter and $6.3 million was directed at optimization projects at smaller fields as well as office equipment.

Depletion, depreciation and accretion (DD&A)

	Year ended December 31,
USOGP
($ 000s, except per boe amounts)	2006	2005	% Change

DD&A	$31,058	$25,553	22
DD&A per boe	$11.02	$9.58	15

The USOGP’s DD&A rate is low due to the long-lived nature of the assets.

On a per boe basis the DD&A rate is up $1.44 or 15 percent from 2005. This is primarily associated with a year end depletion rate adjustment reflecting 2006 capital expenditures as well as changes in reserves.

Recent developments

On January 23, 2007, the MLP completed a purchase of certain oil and gas properties in the Permian Basin of Texas, including related property and equipment, for approximately U.S. $29.0 million. The acquisition was financed through borrowings under the MLP's existing revolving credit facility.

Midstream services and marketing business segment review

Midstream NGL acquisition

The $773 million Midstream NGL Acquisition, which closed on December 13, 2005, included NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, and contracts including marketing, supply and transportation arrangements, and NGL marketing infrastructure. This acquisition has extended Provident’s involvement in the NGL value chain. Results in 2005 included NGL fee for service, fixed margin extraction, equity margin on marketed NGLs, and margin on crude oil marketing contracts. The crude oil marketing contracts were disposed in May 2005, thus 2006 results include an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs.

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers. The Provident Midstream segment contains three business lines:
a)	Empress East
b)	Redwater West
c)	Commercial Services

a.	The Empress East business line is comprised of the following core assets:

•
Approximately 2.0 Bcfd of extraction capacity at Empress Alberta. This is the combination of 67.5 percent ownership of the 1.2 Bcfd capacity Provident Empress NGL Extraction plant, 12.4 percent ownership in the 1.1 Bcfd capacity ATCO Plant, 8.3 percent ownership in the 2.4 Bcfd capacity Spectra Plant and 33.0 percent ownership in the 2.7 Bcfd capacity BP Empress 1 Plant.

•	100 percent ownership of a 50,000 bpd debutanizer at Empress Alberta.

•
50 percent ownership in the 130,000 bpd Kerrobert Pipeline and 2.5 mmbbl underground storage facility near Kerrobert, Saskatchewan which facilitates injection into the Enbridge Pipeline System. Along the Enbridge Pipeline System, Provident holds 18.3 percent ownership of a 300,000 barrel Superior Storage staging facility and 18.3 percent ownership of the 6,600 bpd Superior Depropanizer.

•
In Sarnia, Ontario, 10.3 percent ownership of an approximately 150,000 bpd fractionator, 1.7 mmbbl of raw product storage capacity and 18 percent of 5.0 mmbbl of finished product storage and rail, truck and pipeline terminalling. An additional 0.5 mmbbls of specification product storage is also available in the Sarnia area.

•	A propane distribution terminal at Lynchburg, Virginia.

•	A rail car fleet of approximately 350 rail cars.

The income for this business line is primarily driven by the pricing relationship of natural gas at AECO to NGL values in Belvieu. Provident purchases the NGLs from suppliers at Empress at gas values and then extracts the NGLs from the gas at the various straddle plants. Propane, butane and condensate prices trend on a pricing relationship to crude oil. Provident sells this product and other acquired specification product into key market areas such as Ontario, Quebec, and the Eastern Seaboard. The higher the ratio of the WTI crude oil price to the natural gas price at AECO (the fractionation spread ratio “frac spread ratio”), the higher the gross operating margin this business line will typically deliver. There has also, however, historically been a differential between propane, butane and condensate prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes. The margin for this business line was $133.7 million in 2006.

b.	The Redwater West business line is comprised of the following core assets:

•
100 percent ownership of the Redwater NGL Fractionation Facility, incorporating a 65,000 bpd fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN rail and indirect access to CP rail, two propane truck loading facilities, six million gross barrels of salt cavern storage, and a 60,000 bpd condensate rail offloading facility with a 300 railcar storage yard. The facility can process high-sulphur NGL streams and is one of only two ethane-plus fractionation facilities in western Canada capable of extracting ethane from the natural gas liquids stream.

•	Approximately 7,000 bpd of leased fractionation and storage capacity at other facilities.

•
43.3 percent direct ownership and 100% control of all products from the 38,500 bpd Younger NGL extraction plant located at Taylor in northeastern British Columbia that supplies local markets and Provident in the greater Fort Saskatchewan area.

•
100 percent ownership of the 565 kilometer proprietary Liquids Gathering System (“LGS”) that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina Peace Pipeline that extends the product delivery transportation network through to the Redwater fractionation facility.

•	A rail car fleet of approximately 450 rail cars.

The income for this business line includes the long term natural gas liquids purchase agreement from Taylor Gas Liquids for its share of the production at the same plant. Further, this business line includes the income generated by the supply and marketing personnel in the Calgary office which includes the purchasing of NGL mix from various producers transporting to Redwater/Ft. Saskatchewan for fractionation and sale to various markets primarily in Western Canada and the Western United States. 2006 margin for this business line was $69.5 million.

c.	The Commercial Services business line:

The Commercial Services business line includes services such as fractionation, storage, and loading at Provident’s Redwater facility on a fee basis. It also includes pipeline tariff income from Provident’s ownership of the Liquids Gathering System in Northwest Alberta which flows into Pembina’s pipeline from LaGlace to Redwater. Provident also collects tariff income from its 50% ownership in the Kerrobert Pipeline which transports NGLs from Empress to Kerrobert for injection into the Enbridge pipeline for delivery to Sarnia. Further, Provident owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil. This service is provided to a major energy company on a long term cost of service basis. Earnings from this business line of the Midstream segment have little direct exposure to market prices volatility and are thus relatively stable. 2006 margin for this business line was $52.8 million.

Long term contracts

At the Redwater facility, a significant portion of the available propane plus capacity is contracted through a long term fee for service arrangement with third parties.

In 2006 Provident commissioned a 60,000 bpd condensate rail off-loading terminal at Redwater, a significant portion of which is under long term contracts with two major energy producers.

The ethane produced from Provident’s facilities at Empress and Redwater is largely sold under long term contracts.

Provident also has a long term contract on a cost of service basis for the majority of its 50,000 bbl/d Empress debutantizer facility and a long term contract for 500,000 barrels of specification product storage in the Sarnia area.

Also, see commitments disclosure in note 16 to consolidated financial statements.

Operations - managed NGL volumes

In 2006, Provident Midstream managed approximately 153,020 bpd compared to 64,740 bpd in 2005, an increase of 136 percent. Managed volumes are NGL products that have been purchased or received for further processing and/or sale. The significant increase in 2006 is a result of the Midstream NGL Acquisition.

2006 Midstream business unit results can be summarized as follows:

Year ended December 31,
($ millions)	2006

Empress East Margin	$133.7
Redwater West Margin	69.5
Commercial Services Margin	52.8
Gross operating margin	256.0
Cash general and administrative expenses and other	(21.0)
Realized loss on financial derivative instruments	(15.4)
Midstream EBITDA	219.6

Revenues

For 2006 product sales and services revenue were $1,764.4 million (2005 - $908.1 million). The significant increase in revenue over 2005 is a result of the Midstream NGL Acquisition, an increase in propane plus prices in the second and third quarters of 2006 over the comparable quarters in 2005, and the commissioning of the condensate loading and terminalling facilities in the second quarter of 2006. Product sales relate to the marketing of NGLs and transportation and fractionation contracts (T&F), while service revenue relates to fees earned through NGL processing, marketing, storage and distribution. The majority of NGL revenues are earned pursuant to both long-term contracts and annual evergreen purchase and sales commitments.

In addition to the increased product sales and service revenue, Midstream revenue was reduced by $15.4 million for the year ended December 31, 2006 (2005 - $2.2 million) due to realized losses on financial derivative instruments. Midstream enters into derivative contracts to assist with margin stabilization on marketed products.

Expenses

For 2006 the cost of goods sold (COGS) was $1,471.2 million (2005 - $786.6 million). Cost of goods sold relates to NGL product sales revenue included in product sales and services revenue. COGS include all costs incurred in the production and purchase of NGL specification product for sale. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments. The significant increase in COGS over 2005 is a result of the Midstream NGL Acquisition which has resulted in an increase in managed volumes.

Operating and maintenance expenses were $22.6 million for 2006 (2005 - $36.4 million). Since the third quarter of 2006, costs include operating costs incurred to process NGLs, and provide T&F, and storage and distribution services to third parties. In prior periods, operating costs also included costs incurred at the Younger and Redwater facilities for NGLs Provident had purchased. These costs are now included in the determination of inventory and cost of goods sold, reflecting the integration of operations after the Midstream NGL Acquisition.

General and administrative expenses were $29.9 million in 2006 (2005 - $12.6 million) representing an increase in the scale of segment operations and an increased number of employees since the Midstream NGL Acquisition. As well, there were increased costs for integration and compliance activities, including costs related to the implementation of procedures and documentation in connection with the U.S. Sarbanes-Oxley Act. Interest expense for 2006 was $32.1 million (2005 - $4.9 million) reflecting an increase in capitalization associated with the Midstream NGL Acquisition. Depreciation expense was $49.1 million in 2006 (2005 - $11.8 million) reflecting the larger asset base acquired through the Midstream NGL Acquisition. The majority of the property, plant and equipment are depreciated on a straight-line basis reflecting the long useful life of these assets of 30 to 40 years.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and cash flow from operations

For 2006 EBITDA increased 211 percent to $219.6 million from $70.7 million in 2005. Annual cash flow increased 178 percent to $184.4 million from $66.3 million in 2005. Through the Midstream NGL Acquisition, Provident has expanded its involvement in the NGL value chain and increased managed volumes by 136 percent to 153,020 bpd, which has made a significant contribution to the overall increase in EBITDA and cash flow. In addition, Midstream EBITDA and cash flow benefited from an increase in propane plus prices in the second and third quarters of 2006 over the comparable quarters in 2005 accompanied by a reduction in associated product costs, mostly due to reduced natural gas prices.

Management uses EBITDA to analyze the operating performance of the Midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Fractionation spread support program

As part of the Midstream NGL Acquisition, the vendor agreed to provide a near-term fractionation spread support program. The program provides Provident with up to $75 million of support until November 2007 if the fractionation spread ratio is below historic levels. This program is intended to ensure that Provident achieves the long-term average fractionation spread ratio that the NGL business has attained historically through to November 2007. This program is intended to provide consistent and stable cash flow and distributions for Unitholders. In certain circumstances, the vendor will have the ability to recover the amounts provided under the support program until October 31, 2008, if the fractionation spread ratio exceeds historic levels. Provident’s long term risk management strategy is focused on locking in fractionation spread margins, with the objective of stabilizing cash flow over the longer term.

The impact of the agreement on the 2006 results was a $5.2 million repayment in the first quarter of 2006, of an amount that was received in the fourth quarter of 2005, resulting in an increase in the cost of goods available for sale in 2006.

Capital expenditures

Midstream capital expenditures for 2006 totaled $66.0 million. $42.0 million of the capital was spent on the new condensate offloading facilities and truck terminals at Redwater. $9.2 million was spent on the initial drilling of two new Redwater storage caverns expected to be completed in 2009, and $11.3 million was spent to acquire an additional 7.5% of the Provident Empress NGL Extraction plant. The remaining $3.5 million relates to sustaining capital requirements.

Foreign ownership

Based on information received from our transfer agent and financial intermediaries in January 2007, an estimated 85 percent of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and interest on inter-company debt. Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its asset portfolio is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s Board of Directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Critical accounting policies

Provident’s accounting policies are described in note 2 to the consolidated financial statements. Certain accounting policies are identified as critical accounting policies because they form an integral part of Provident’s financial position. They also require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain. These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident’s historical experience, management’s experience, and other factors that, in management’s opinion, are relevant and appropriate. Management assumptions may change over time, as further experience is gained or as operating conditions change.

Details of Provident’s critical accounting policies are as follows:

Property, plant and equipment

Provident follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Utilization of the full cost method of accounting requires the use of management estimates and assumptions for amounts recorded for depletion and depreciation of property, plant and equipment as well as for the ceiling test.

The provision for depletion and depreciation is calculated using the unit of production method based on current production divided by Provident’s share of estimated total proved oil and natural gas reserve volumes before royalties. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value.

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions. Changes in underlying assumptions or economic conditions could have a material impact on Provident’s financial results. To mitigate these risks, management utilizes McDaniel & Associates Consultants Ltd., an independent engineering firm, to evaluate Provident’s Canadian reserves. For Provident’s U.S. based assets management utilizes Netherland, Sewell & Associates, Inc., an independent engineering firm, to evaluate reserves.

Estimates of future production, oil and natural gas prices and future costs used in the ceiling test are, by their very nature, subject to uncertainty and changes in underlying assumptions could have a material impact on Provident’s financial results.

Asset retirement obligation

Under the asset retirement obligation (ARO) standard, the fair value of asset retirement obligations is recorded as a liability on a discounted basis, when incurred. The value of the related assets is increased by the same amount as the liability and depreciated over the useful life of the asset. Over time the liability is adjusted for the change in present value of the liability or as a result of changes to either the timing or amount of the original estimate of undiscounted future cash flows.

Asset retirement obligation requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation. Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies. Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident’s financial results.

Recent accounting pronouncements

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board (AcSB) issued a strategic plan that will result in Canadian GAAP, as it applies to publicly accountable entities, being converged with International Financial Reporting Standards over a transitional period. The AcSB is expected to develop and release a detailed implementation plan with a transition period initially indicated to be five years. The Trust will consider the effect that this implementation plan might have on the consolidated financial statements during the transition period.

Accounting changes

In 2006, the CICA released Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies. Under the new section, voluntary changes in accounting policy are only made if they result in the financial statements providing reliable and more relevant information. Changes in accounting policy are applied retroactively unless it is impracticable to do so or the change in accounting policy is made on initial application of a primary source of GAAP, and that primary source of GAAP has specific transitional provisions. All material prior period errors are to be corrected retroactively. This section is effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2007. The Trust does not expect the adoption of this standard to have a material impact on its financial statements.

Capital disclosures

In 2006, the CICA released Section 1535 “Capital disclosures” which addresses the requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital. This section also establishes the requirement for an entity to disclose quantitative data about what it regards as capital as well as disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. This section is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Trust is currently evaluating the effect that this standard might have on the consolidated financial statements.

Discontinued operations

In April 2006, the CICA issued EIC abstract 161 “Discontinued Operations” which specifically addresses issues regarding the treatment of interest expense to be allocated to a discontinued operation, general corporate overhead expenses allocated to a discontinued operations, and reporting the results of operations of a component of the enterprise classified as held for sale as discontinued operations if the remaining operations are insignificant. The accounting treatment of the abstract may be applied prospectively and should be applied to all disposal transactions initiated after the date of issue of the abstract. The adoption of this abstract has not had a material impact on the Trust’s consolidated financial statements.

Stock-based compensation for employees eligible to retire before the vesting date

In 2006, the CICA issued EIC abstract 162 “Stock-based compensation for employees eligible to retire before the vesting date.” In this abstract, the CICA addresses the situation if an employee is eligible to receive a reward after the employee has retired and is no longer providing service to the entity. In this situation, the abstract states that the expense associated with the reward should be recognized over the period from the grant date to the date the employee becomes eligible to retire, or, in situations where the employee is eligible to retire before the grant date, the entire expense should be recognized on the grant date. The accounting treatment of this abstract should be applied retroactively, with restatement of prior periods in financial statements issued for interim and annual periods ending on or after December 31, 2006. The adoption of this abstract has not had a material impact on the Trust’s consolidated financial statements.

Variable interest entities

In 2006, the CICA issued EIC abstract 163 “Determining the variability to be considered in applying AcG-15” which provides guidance on how an entity should determine the variability to be considered in applying AcG-15- Consolidation of Variable Interest Entities. The abstract is to be applied prospectively to all entities with which an enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, beginning the first day of the first interim or annual reporting period beginning on or after January 1, 2007. The Trust does not expect the adoption of this abstract to have a material impact on its financial statements.

Financial Instruments, Hedges and Comprehensive Income

In 2005, the CICA issued Section 3855 “Financial instruments-recognition and measurement,” Section 3865 “Hedges,” and Section 1530 “Comprehensive Income.” Under these Sections, standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives have been established. The standards will require the majority of derivatives to be classified as held for trading and will be measured at fair value with gains and losses recognized in net income in the periods in which they arise unless they are part of a hedging relationship. For hedges, the existing requirements for hedge accounting under Accounting Guideline 13 “Hedging relationships” are maintained, with the majority of hedging relationships being stated at fair value with a gain or loss from remeasuring the foreign currency component of its carrying amount being recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. These new standards also require an entity to present comprehensive income and its components, as well as net income, in its financial statements. This will include certain gains or losses, including foreign currency translation and other amounts arising from changes in fair value. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Trust is currently evaluating the effect that these standards might have on the consolidated financial statements.

In conjunction with the above standards, the CICA issued Section 3862 “Financial Instruments- Disclosures” and Section 3863 “Financial Instruments-Presentation.” Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity’s financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes presentation guidelines for financial instruments and non-financial derivatives and addresses the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. These two sections are effective for annual and interim periods beginning on or after October 1, 2007. The Trust is currently evaluating the effect that these standards might have on the consolidated financial statements.

Equity

In 2005, the CICA issued Section 3251 “Equity”. This Section replaces Section 3250 “Surplus” and establishes standards for the presentation of equity and changes in equity during the reporting period. The Section requires an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Trust is currently evaluating the effect that this standard might have on the consolidated financial statements.

Business risks

The trust industry is subject to risks that can affect the amount of cash flow available for distribution to unitholders, and the ability to grow. These risks include but are not limited to:

    • capital markets risk and the ability to finance future growth; and

    • the impact of Canadian governmental regulation on Provident, including the effect of proposed taxation of trust distributions.

The oil and natural gas industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market;

•	marketability of oil and natural gas;

•	the ability to attract and retain employees; and

•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;

•	the ability to attract and retain employees;

•	regulatory intervention in determining processing fees and tariffs; and

•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a low cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the four quarters ended December 31, 2006 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3	Q4
TSE – PVE.UN (Cdn$)
High	$13.70	$14.31	$14.50	$13.85
Low	$11.79	$12.87	$12.07	$10.05
Close	$13.04	$14.00	$13.02	$12.84
Volume (000s)	23,113	29,205	43,411	35,081
NYSE – PVX (US$)
High	$11.66	$12.99	$13.04	$12.16
Low	$10.24	$11.16	$10.81	$9.00
Close	$11.32	$12.37	$11.75	$10.92
Volume (000s)	36,038	29,175	33,378	35,480

Additional information

Additional information concerning Provident can be accessed under Provident’s public filings at www.sedar.com and on Provident’s website at www.providentenergy.com.

Selected annual financial measures

($ 000s except per unit data)	2006	2005	2004

Revenue (net of royalties and financial derivative instruments)	$2,187,253	$1,360,274	$1,109,857
Net income	140,920	96,926	21,225
Net income per unit-basic	0.72	0.61	0.19
Net income per unit-diluted	0.72	0.61	0.19
Total assets	3,435,839	2,792,270	1,813,582
Long-term financial liabilities (1)	1,132,494	930,756	472,712
Declared Distributions per unit	$1.44	$1.44	$1.44
(1) Includes long-term debt, asset retirement obligation, long-term financial derivative instruments and other long-term liabilities.

Quarterly table

($ 000s except for per unit and operating amounts)	2006
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$553,706	$424,439	$661,022	$548,086	$2,187,253
Cash flow	$78,906	$110,990	$120,089	$122,679	$432,664
Net income (loss)	$24,200	$21,371	$120,850	$(25,501)	$140,920
Net income (loss) per unit - basic	$0.13	$0.11	$0.61	$(0.12)	$0.72
Net income (loss) per unit - diluted	$0.13	$0.11	$0.58	$(0.12)	$0.72
Unitholder distributions	$68,350	$68,572	$70,970	$75,573	$283,465
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$114,020	$125,744	$116,682	$125,135	$481,581
Earnings before interest, DD&A, taxes and other non-cash items	$64,313	$77,698	$67,750	$66,497	$276,258

Cash flow	$52,813	$71,867	$61,471	$62,147	$248,298
Net income (loss)	$36,484	$25,980	$38,117	$(14,530)	$86,051

Midstream services and marketing
Cash revenue	$474,515	$367,624	$459,603	$447,244	$1,748,986
Earnings before interest, DD&A, taxes	$32,813	$46,438	$65,958	$74,422	$219,631
and other non-cash items
Cash flow	$26,093	$39,123	$58,618	$60,532	$184,366
Net (loss) income	$(12,284)	$(4,609)	$82,733	$(10,971)	$54,869

Operating
Oil and gas production
Light/medium oil (bpd)	14,541	13,923	13,955	13,899	14,114
Heavy oil (bpd)	2,506	2,011	2,004	1,838	2,057
Natural gas liquids (bpd)	1,527	1,475	1,326	1,345	1,419
Natural gas (mcfd)	78,274	80,084	80,991	100,029	84,891
Oil equivalent (boed)	31,620	30,756	30,784	33,753	31,739

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl	$54.80	$69.76	$62.95	$54.59	$60.32
(before realized financial derivative instruments)
Light/medium oil per bbl	$53.40	$68.00	$60.72	$55.56	$59.22
(including realized financial derivative instruments)
Heavy oil per bbl	$22.87	$50.42	$48.15	$25.82	$36.80
(before realized financial derivative instruments)
Heavy oil per bbl	$22.82	$50.42	$48.15	$25.82	$36.78
(including realized financial derivative instruments)
Natural gas liquids per barrel	$53.91	$54.20	$52.03	$47.49	$51.98
Natural gas per mcf	$8.00	$6.10	$5.88	$6.71	$6.66
(before realized financial derivative instruments)
Natural gas per mcf	$7.85	$6.41	$6.24	$7.12	$6.91
(including realized financial derivative instruments)

Midstream services and marketing
Managed NGL volumes (bpd)	163,420	158,941	144,279	145,732	153,020

Quarterly table

($ 000s except for per unit and operating amounts)	2005
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$322,023	$300,504	$295,060	$442,687	$1,360,274
Cash flow	$64,137	$64,435	$86,318	$96,298	$311,188
Net income (loss)	$(2,783)	$26,822	$18,386	$54,501	$96,926
Net income (loss) per unit - basic and diluted	$(0.02)	$0.17	$0.11	$0.32	$0.61
Unitholder distributions	$51,734	$57,001	$59,333	$62,646	$230,714
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$100,447	$104,478	$124,073	$117,710	$446,708
Earnings before interest, DD&A, taxes and other non-cash items	$59,262	$63,584	$81,670	$73,976	$278,492
Cash flow	$48,937	$53,868	$74,139	$68,006	$244,950
Net income (loss)	$(15,046)	$14,681	$10,702	$30,437	$40,774

Midstream services and marketing
Cash revenue	$245,338	$186,635	$180,875	$293,034	$905,882
Earnings before interest, DD&A, taxes	$16,380	$11,765	$12,978	$29,566	$70,689
and other non-cash items
Cash flow	$15,200	$10,567	$12,179	$28,292	$66,238
Net income	$12,263	$12,141	$7,684	$24,064	$56,152

Operating
Oil and gas production
Light/medium oil (bpd)	14,388	15,891	15,583	14,051	14,979
Heavy oil (bpd)	5,547	4,644	4,075	3,195	4,358
Natural gas liquids (bpd)	1,756	1,454	1,523	1,653	1,596
Natural gas (mcfd)	80,466	79,126	75,523	73,363	77,095
Oil equivalent (boed)	35,102	35,177	33,768	31,126	33,782

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl	$49.32	$51.20	$62.95	$55.31	$54.69
(before realized financial derivative instruments)
Light/medium oil per bbl	$40.93	$42.18	$49.82	$42.52	$43.90
(including realized financial derivative instruments)
Heavy oil per bbl	$25.85	$26.03	$46.74	$28.62	$31.33
(before realized financial derivative instruments)
Heavy oil per bbl	$25.78	$26.03	$46.74	$28.62	$31.31
(including realized financial derivative instruments)
Natural gas liquids per barrel	$45.30	$47.75	$54.27	$49.44	$49.09
Natural gas per mcf	$6.76	$7.29	$8.43	$11.44	$8.43
(before realized financial derivative instruments)
Natural gas per mcf	$6.74	$7.13	$8.03	$11.22	$8.23
(including realized financial derivative instruments)

Midstream services and marketing
Managed NGL volumes (bpd)	61,590	58,200	61,760	77,100	64,740